UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Quarterly Information- ITR

At September 30, 2021 and report on review of Quarterly Information

(A free translation of the original in Portuguese)

INDEX

PETROBRAS

2

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2021	12.31.2020
1	Total Assets	1.239.448.000	1.178.600.000
1.01	Current Assets	170.519.000	100.863.000
1.01.01	Cash and Cash Equivalents	4.853.000	5.180.000
1.01.02	Marketable Securities	2.920.000	2.963.000
1.01.03	Trade and Other Receivables	91.634.000	44.321.000
1.01.04	Inventories	32.342.000	25.452.000
1.01.06	Recoverable Taxes	6.751.000	11.792.000
1.01.06.01	Current Recoverable Taxes	6.751.000	11.792.000
1.01.06.01.01	Current Income Tax and Social Contribution	661	1.566.000
1.01.06.01.02	Other Recoverable Taxes	6.090.000	10.226.000
1.01.08	Other Current Assets	32.019.000	11.155.000
1.01.08.01	Non-Current Assets Held for Sale	20.419.000	3.582.000
1.01.08.03	Others	11.600.000	7.573.000
1.01.08.03.03	Others	11.600.000	7.573.000
1.02	Non-Current Assets	1.068.929.000	1.077.737.000
1.02.01	Long-Term Receivables	70.414.000	88.516.000
1.02.01.03	Marketable Securities Measured at Amortized Cost	246	226
1.02.01.04	Trade and Other Receivables	7.529.000	11.369.000
1.02.01.07	Deferred Taxes	17.400.000	36.351.000
1.02.01.07.01	Deferred Income Tax and Social Contribution	−	20.518.000
1.02.01.07.02	Deferred Taxes and Contributions	17.400.000	15.833.000
1.02.01.10	Other Non-Current Assets	45.239.000	40.570.000
1.02.01.10.04	Judicial Deposits	42.371.000	37.487.000
1.02.01.10.05	Other Long-Term Assets	2.868.000	3.083.000
1.02.02	Investments	255.871.000	241.875.000
1.02.03	Property, Plant and Equipment	726.199.000	670.088.000
1.02.04	Intangible Assets	16.445.000	77.258.000

3

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand)

Account Code	Account Description	09.30.2021	12.31.2020
2	Total Liabilities	1,239,448,000	1,178,600,000
2.01	Current Liabilities	261,272,000	227,895,000
2.01.01	Payroll, Profit Sharing and Related Charges	8,475,000	9,418,000
2.01.02	Trade Payables	35,289,000	75,543,000
2.01.03	Taxes Obligations	2,759,000	225,000
2.01.03.01	Federal Taxes Obligations	2,759,000	225,000
2.01.03.01.01	Income Tax and Social Contribution Payable	2,759,000	225,000
2.01.04	Current Debt and Finance Lease Obligations	170,226,000	107,666,000
2.01.04.01	Current Debt	137,666,000	76,783,000
2.01.04.03	Lease Obligations	32,560,000	30,883,000
2.01.05	Other Liabilities	35,865,000	23,625,000
2.01.05.02	Others	35,865,000	23,625,000
2.01.05.02.01	Dividends and Interest on Capital Payable	10,600,000	4,411,000
2.01.05.02.04	Other Taxes and Contributions	18,709,000	13,270,000
2.01.05.02.06	Other liabilities	6,556,000	5,944,000
2.01.06	Provisions	3,744,000	8,049,000
2.01.06.02	Other Provisions	3,744,000	8,049,000
2.01.06.02.04	Pension and Medical Benefits	3,744,000	8,049,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	4,914,000	3,369,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	4,914,000	3,369,000
2.02	Non-Current Liabilities	609,099,000	642,295,000
2.02.01	Non-Current Debt and Finance Lease Obligations	420,355,000	447,895,000
2.02.01.01	Non-Current Debt	315,797,000	357,491,000
2.02.01.03	Lease Obligations	104,558,000	90,404,000
2.02.02	Other Liabilities	1,674,000	1,810,000
2.02.02.02	Others	1,674,000	1,810,000
2.02.02.02.03	Income Tax and Social Contribution	1,674,000	1,810,000
2.02.03	Deferred Taxes	7,157,000	−
2.02.03.01	Deferred Taxes	7,157,000	−
2.02.04	Provisions	179,913,000	192,590,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,135,000	10,301,000
2.02.04.02	Other Provisions	168,778,000	182,289,000
2.02.04.02.04	Pension and Medical Benefits	62,537,000	74,209,000
2.02.04.02.05	Provision for Decommissioning Costs	94,500,000	97,194,000
2.02.04.02.07	Other Provisions	11,741,000	10,886,000
2.03	Shareholders' Equity	369,077,000	308,410,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,038,000)	2,665,000
2.03.04	Profit Reserves	164,894,000	127,296,000
2.03.08	Other Comprehensive Income	(211,000)	(26,983,000)

4

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2021 to 09/30/2021	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Quarter 07/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
3.01	Sales Revenues	117,786,000	312,646,000	66,182,000	183,222,000
3.02	Cost of Sales	(63,838,000)	(164,038,000)	(37,793,000)	(115,144,000)
3.03	Gross Profit	53,948,000	148,608,000	28,389,000	68,078,000
3.04	Operating Expenses / Income	12,941,000	1,231,000	(5,500,000)	(59,538,000)
3.04.01	Selling Expenses	(6,048,000)	(17,579,000)	(5,153,000)	(15,006,000)
3.04.02	General and Administrative Expenses	(1,418,000)	(3,686,000)	(1,289,000)	(3,902,000)
3.04.05	Other Operating Expenses	13,144,000	6,011,000	(2,225,000)	(55,056,000)
3.04.05.01	Other Taxes	(1,098,000)	(1,760,000)	(2,054,000)	(3,616,000)
3.04.05.02	Research and Development Expenses	(791,000)	(2,205,000)	(496,000)	(1,283,000)
3.04.05.03	Exploration Costs	(697,000)	(2,889,000)	(1,429,000)	(2,238,000)
3.04.05.05	Other Operating Expenses, Net	(1,102,000)	(2,781,000)	1,706,000	7,659,000
3.04.05.07	Impairment of Assets Charges / Reversals	16,832,000	15,646,000	48,000	(55,578,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	7,263,000	16,485,000	3,167,000	14,426,000
3.05	Net Income Before Financial Results and Income Taxes	66,889,000	149,839,000	22,889,000	8,540,000
3.06	Finance Income (Expenses), Net	(27,065,000)	(45,614,000)	(24,287,000)	(88,972,000)
3.06.01	Finance Income	1,249,000	2,438,000	698,000	2,441,000
3.06.01.01	Finance Income	1,249,000	2,438,000	698,000	2,441,000
3.06.02	Finance Expenses	(28,314,000)	(48,052,000)	(24,985,000)	(91,413,000)
3.06.02.01	Finance Expenses	(7,596,000)	(22,786,000)	(9,454,000)	(27,596,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(20,718,000)	(25,266,000)	(15,531,000)	(63,817,000)
3.07	Net Income Before Income Taxes	39,824,000	104,225,000	(1,398,000)	(80,432,000)
3.08	Income Tax and Social Contribution	(8,682,000)	(29,061,000)	(148,000)	27,650,000
3.08.01	Current	(8,578,000)	(8,578,000)	(609,000)	(489,000)
3.08.02	Deferred	(104,000)	(20,483,000)	461,000	28,139,000
3.11	Income / (Loss) for the Period	31,142,000	75,164,000	(1,546,000)	(52,782,000)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.39	5.76	(0.12)	(4.05)
3.99.01.02	Preferred Shares	2.39	5.76	(0.12)	(4.05)
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.39	5.76	(0.12)	(4.05)
3.99.02.02	Preferred Shares	2.39	5.76	(0.12)	(4.05)

5

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2021 to 09/30/2021	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Quarter 07/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
4.01	Net Income for the Period	31,142,000	75,164,000	(1,546,000)	(52,782,000)
4.02	Other Comprehensive Income	13,575,000	26,772,000	6,516,000	4,977,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	5,779,000	14,433,000	−	8,610,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	(2,942,000)	−	(939,000)
4.02.03	Cumulative Translation Adjustments	21,533,000	12,045,000	7,254,000	67,920,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−	−	(5,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(25,729,000)	(13,536,000)	(7,660,000)	(122,100,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,196,000	17,430,000	6,179,000	17,567,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	6,981,000	(1,324,000)	503,000	35,541,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(185,000)	666,000	240,000	(1,617,000)
4.03	Total Comprehensive Income for the Period	44,717,000	101,936,000	4,970,000	(47,805,000)

6

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 09/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000
5.04	Capital Transactions with Owners	−	(3,703,000)	(5,861,000)	(31,705,000)	−	(41,269,000)
5.04.06	Dividends	−	−	(5,861,000)	(31,705,000)	−	(37,566,000)
5.04.08	Change in Interest in Subsidiaries	−	(3,703,000)	−	−	−	(3,703,000)
5.05	Total of Comprehensive Income	−	−	−	75,164,000	26,772,000	101,936,000
5.05.01	Net Income for the Period	−	−	−	75,164,000	−	75,164,000
5.05.02	Other Comprehensive Income	−	−	−	−	26,772,000	26,772,000
5.07	Balance at the End of the Period	205,432,000	(1,038,000)	121,435,000	43,459,000	(211,000)	369,077,000

7

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 09/30/2020 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000
5.04	Capital Transactions with Owners	−	−	−	(16,000)	16,000	−
5.04.09	Realization of the Deemed Cost	−	−	−	(16,000)	16,000	−
5.05	Total of Comprehensive Income	−	−	−	(52,782,000)	4,977,000	(47,805,000)
5.05.01	Net Income for the Period	−	−	−	(52,782,000)	−	(52,782,000)
5.05.02	Other Comprehensive Income	−	−	−	−	4,977,000	4,977,000
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(52,798,000)	(32,176,000)	247,736,000

b

8

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
6.01	Net cash provided by operating activities	93,640,000	50,095,000
6.01.01	Cash provided by operating activities	159,340,000	93,663,000
6.01.01.01	Net Income (loss) for the period	75,164,000	(52,782,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	9,273,000	5,807,000
6.01.01.03	Results in equity-accounted investments	(16,485,000)	(14,426,000)
6.01.01.04	Depreciation, depletion and amortization	50,439,000	52,225,000
6.01.01.05	Impairment of assets (reversal)	(15,646,000)	55,578,000
6.01.01.06	Exploratory expenditures write-offs	1,178,000	1,180,000
6.01.01.08	Foreign exchange, indexation and finance charges	44,000,000	97,496,000
6.01.01.09	Deferred income taxes, net	20,483,000	(28,139,000)
6.01.01.10	Allowance for expected credit losses	(23,000)	522,000
6.01.01.11	Write-Off - Overpayments Incorrectly Capitalized	−	391,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,112,000	2,591,000
6.01.01.16	Results from co-participation agreements in bid areas	(3,519,000)	−
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(1,605,000)	(633,000)
6.01.01.18	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	(4,594,000)	(16,950,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,917,000)	(9,197,000)
6.01.01.20	Assumption of interest in concessions	(520,000)	−
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(65,700,000)	(43,568,000)
6.01.02.01	Trade and other receivables, net	(48,123,000)	(49,391,000)
6.01.02.02	Inventories	(8,678,000)	2,596,000
6.01.02.03	Judicial deposits	(4,061,000)	(4,462,000)
6.01.02.05	Other assets	(2,217,000)	1,176,000
6.01.02.06	Trade payables	(7,787,000)	(3,817,000)
6.01.02.07	Other taxes payable	21,763,000	12,157,000
6.01.02.08	Pension and medical benefits	(10,817,000)	(4,220,000)
6.01.02.09	Provisions for legal proceedings	834,000	(1,436,000)
6.01.02.10	Short-term benefits	(761,000)	5,208,000
6.01.02.11	Income tax and social contribution paid	(4,088,000)	(886,000)
6.01.02.12	Provision for Decommissioning Costs	(2,786,000)	(1,546,000)
6.01.02.14	Other liabilities	1,021,000	1,053,000
6.02	Net cash used in investing activities	(68,196,000)	(31,098,000)
6.02.01	Acquisition of PP&E and intangibles assets	(56,191,000)	(61,943,000)
6.02.02	Decrease (increase) in investments in investees	1,733,000	3,438,000
6.02.03	Proceeds from disposal of assets - Divestment	15,279,000	4,014,000
6.02.04	Divestment (investment) in marketable securities	(47,883,000)	21,199,000
6.02.05	Dividends received	3,356,000	2,194,000
6.02.08	Financial compensation for the Búzios Co-participation Agreement	15,510,000	−
6.03	Net cash used in financing activities	(25,771,000)	(19,839,000)
6.03.02	Proceeds from financing	126,028,000	120,169,000
6.03.03	Repayment of principal - finance debt	(76,384,000)	(82,625,000)
6.03.04	Repayment of interest - finance debt	(19,823,000)	(16,133,000)
6.03.05	Dividends paid to shareholders of Petrobras	(31,177,000)	(4,426,000)
6.03.08	Settlement of lease liabilities	(24,415,000)	(36,824,000)
6.05	Net increase/ (decrease) in cash and cash equivalents	(327,000)	(842,000)
6.05.01	Cash and cash equivalents at the beginning of the year	5,180,000	4,322,000
6.05.02	Cash and cash equivalents at the end of the period	4,853,000	3,480,000

9

Petróleo Brasileiro S.A. – Petrobras Parent Company Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
7.01	Sales Revenues	435,563,000	265,936,000
7.01.01	Sales of Goods and Services	392,886,000	240,290,000
7.01.02	Other Revenues	14,840,000	4,185,000
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	27,814,000	21,983,000
7.01.04	Allowance for expected credit losses	23,000	(522,000)
7.02	Inputs Acquired from Third Parties	(123,771,000)	(130,066,000)
7.02.01	Cost of Sales	(67,777,000)	(21,885,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(42,967,000)	(33,399,000)
7.02.03	Impairment Charges / Reversals of Assets	15,646,000	(55,578,000)
7.02.04	Others	(28,673,000)	(19,204,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(28,673,000)	(18,813,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	−	(391,000)
7.03	Gross Added Value	311,792,000	135,870,000
7.04	Retentions	(54,671,000)	(56,045,000)
7.04.01	Depreciation, Amortization and Depletion	(54,671,000)	(56,045,000)
7.05	Net Added Value Produced	257,121,000	79,825,000
7.06	Transferred Added Value	25,225,000	35,147,000
7.06.01	Share of Profit of Equity-Accounted Investments	16,485,000	14,426,000
7.06.02	Finance Income	2,438,000	2,441,000
7.06.03	Others	6,302,000	18,280,000
7.06.03.01	Rentals, royalties and others	1,713,000	1,330,000
7.06.03.03	PIS and COFINS recovery - exclusion of ICMS (VAT tax) from the basis of calculation	4,589,000	16,950,000
7.07	Total Added Value to be Distributed	282,346,000	114,972,000
7.08	Distribution of Added Value	282,346,000	114,972,000
7.08.01	Employee Compensation	22,969,000	23,093,000
7.08.01.01	Salaries	11,777,000	9,969,000
7.08.01.02	Fringe Benefits	10,567,000	12,415,000
7.08.01.03	Unemployment Benefits (FGTS)	625,000	709,000
7.08.02	Taxes and Contributions	126,017,000	36,360,000
7.08.02.01	Federal	97,948,000	19,277,000
7.08.02.02	State	28,019,000	16,851,000
7.08.02.03	Municipal	50,000	232,000
7.08.03	Return on Third-Party Capital	58,196,000	108,301,000
7.08.03.01	Interest	54,273,000	104,118,000
7.08.03.02	Rental Expenses	3,923,000	4,183,000
7.08.04	Return on Shareholders' Equity	75,164,000	(52,782,000)
7.08.04.02	Dividends	31,705,000	−
7.08.04.03	Retained Earnings / (Losses) for the Period	43,459,000	(52,782,000)

10

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Assets (R$ Thousand)

Account Code	Account Description	09.30.2021	12.31.2020
1	Total Assets	974.689.000	987.419.000
1.01	Current Assets	166.334.000	142.323.000
1.01.01	Cash and Cash Equivalents	59.394.000	60.856.000
1.01.02	Marketable Securities	2.920.000	3.424.000
1.01.03	Trade and Other Receivables	25.560.000	24.584.000
1.01.04	Inventories	39.577.000	29.500.000
1.01.06	Recoverable Taxes	7.997.000	13.483.000
1.01.06.01	Current Recoverable Taxes	7.997.000	13.483.000
1.01.06.01.01	Current Income Tax and Social Contribution	993.000	2.170.000
1.01.06.01.02	Other Recoverable Taxes	7.004.000	11.313.000
1.01.08	Other Current Assets	30.886.000	10.476.000
1.01.08.01	Non-Current Assets Held for Sale	20.989.000	4.081.000
1.01.08.03	Others	9.897.000	6.395.000
1.01.08.03.03	Others	9.897.000	6.395.000
1.02	Non-Current Assets	808.355.000	845.096.000
1.02.01	Long-Term Receivables	77.639.000	104.974.000
1.02.01.03	Marketable Securities measured at amortized cost	246.000	227.000
1.02.01.04	Trade and Other Receivables	9.373.000	13.675.000
1.02.01.07	Deferred Taxes	22.830.000	49.935.000
1.02.01.07.01	Deferred Income Tax and Social Contribution	4.852.000	33.524.000
1.02.01.07.02	Deferred Taxes and Contributions	17.978.000	16.411.000
1.02.01.10	Other Non-Current Assets	45.190.000	41.137.000
1.02.01.10.04	Judicial Deposits	42.691.000	37.838.000
1.02.01.10.05	Other Long-Term Assets	2.499.000	3.299.000
1.02.02	Investments	10.247.000	17.010.000
1.02.03	Property, Plant and Equipment	703.868.000	645.434.000
1.02.04	Intangible Assets	16.601.000	77.678.000

11

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Financial Position - Liabilities (R$ Thousand) b

Account Code	Account Description	09.30.2021	12.31.2020
2	Total Liabilities	974,689,000	987,419,000
2.01	Current Liabilities	138,664,000	136,287,000
2.01.01	Payroll, Profit Sharing and Related Charges	9,182,000	10,150,000
2.01.02	Trade Payables	29,502,000	35,645,000
2.01.03	Taxes Obligations	3,140,000	1,029,000
2.01.03.01	Federal Taxes Obligations	3,140,000	1,029,000
2.01.03.01.01	Income Tax and Social Contribution Payable	3,140,000	1,029,000
2.01.04	Current Debt and Lease Obligations	49,539,000	51,364,000
2.01.04.01	Current Debt	18,588,000	21,751,000
2.01.04.03	Lease Obligations	30,951,000	29,613,000
2.01.05	Other Liabilities	38,337,000	26,491,000
2.01.05.02	Others	38,337,000	26,491,000
2.01.05.02.01	Dividends and Interest on Capital Payable	10,607,000	4,457,000
2.01.05.02.04	Other Taxes and Contributions	19,023,000	13,696,000
2.01.05.02.06	Other liabilities	8,707,000	8,338,000
2.01.06	Provisions	3,744,000	8,049,000
2.01.06.02	Other Provisions	3,744,000	8,049,000
2.01.06.02.04	Pension and Medical Benefits	3,744,000	8,049,000
2.01.07	Liabilities Associated with Non-Current Assets Held for Sale and Discontinued	5,220,000	3,559,000
2.01.07.01	Liabilities Associated with Non-Current Assets Held for Sale	5,220,000	3,559,000
2.02	Non-Current Liabilities	460,336,000	539,982,000
2.02.01	Non-Current Debt and Finance Lease Obligations	274,585,000	341,184,000
2.02.01.01	Non-Current Debt	181,125,000	258,287,000
2.02.01.03	Lease Obligations	93,460,000	82,897,000
2.02.02	Other Liabilities	1,722,000	1,853,000
2.02.02.02	Others	1,722,000	1,853,000
2.02.02.02.03	Income Tax and Social Contribution	1,722,000	1,853,000
2.02.03	Deferred Taxes	845,000	1,015,000
2.02.03.01	Deferred Taxes	845,000	1,015,000
2.02.04	Provisions	183,184,000	195,930,000
2.02.04.01	Provisions for Tax Social Security, Labor and Civil Lawsuits	11,990,000	11,427,000
2.02.04.02	Other Provisions	171,194,000	184,503,000
2.02.04.02.04	Pension and Medical Benefits	63,837,000	75,454,000
2.02.04.02.05	Provision for Decommissioning Costs	94,928,000	97,595,000
2.02.04.02.07	Other Provisions	12,429,000	11,454,000
2.03	Shareholders' Equity	375,689,000	311,150,000
2.03.01	Share Capital	205,432,000	205,432,000
2.03.02	Capital Reserves	(1,254,000)	2,449,000
2.03.04	Profit Reserves	165,110,000	127,512,000
2.03.08	Other Comprehensive Income	(211,000)	(26,983,000)
2.03.09	Non-controlling interests	6,612,000	2,740,000

12

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2021 to 09/30/2021	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Quarter 07/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
3.01	Sales Revenues	121,594,000	318,478,000	70,730,000	197,097,000
3.02	Cost of Sales	(62,042,000)	(157,888,000)	(36,961,000)	(113,495,000)
3.03	Gross Profit	59,552,000	160,590,000	33,769,000	83,602,000
3.04	Operating Expenses / Income	6,905,000	(8,048,000)	(15,737,000)	(101,990,000)
3.04.01	Selling Expenses	(5,766,000)	(16,706,000)	(6,305,000)	(18,971,000)
3.04.02	General and Administrative Expenses	(1,763,000)	(4,630,000)	(1,664,000)	(5,052,000)
3.04.05	Other Operating Expenses	12,914,000	5,444,000	(6,851,000)	(74,522,000)
3.04.05.01	Other Taxes	(1,141,000)	(1,983,000)	(2,147,000)	(3,969,000)
3.04.05.02	Research and Development Expenses	(792,000)	(2,206,000)	(495,000)	(1,283,000)
3.04.05.03	Exploration Costs	(696,000)	(2,897,000)	(1,447,000)	(2,265,000)
3.04.05.05	Other Operating Expenses, Net	(815,000)	(2,823,000)	(2,834,000)	(1,776,000)
3.04.05.07	Impairment of Assets Charges / Reversals	16,358,000	15,353,000	72,000	(65,229,000)
3.04.06	Share of Profit / Gains on Interest in Equity-Accounted Investments	1,520,000	7,844,000	(917,000)	(3,445,000)
3.05	Net Income Before Financial Results and Income Taxes	66,457,000	152,542,000	18,032,000	(18,388,000)
3.06	Finance Income (Expenses), Net	(25,480,000)	(45,452,000)	(22,910,000)	(56,396,000)
3.06.01	Finance Income	1,188,000	2,973,000	667,000	2,044,000
3.06.01.01	Finance Income	1,188,000	2,973,000	667,000	2,044,000
3.06.02	Finance Expenses	(26,668,000)	(48,425,000)	(23,577,000)	(58,440,000)
3.06.02.01	Finance Expenses	(6,237,000)	(22,721,000)	(9,778,000)	(23,292,000)
3.06.02.02	Foreign Exchange and Inflation Indexation Charges, Net	(20,431,000)	(25,704,000)	(13,799,000)	(35,148,000)
3.07	Net Income Before Income Taxes	40,977,000	107,090,000	(4,878,000)	(74,784,000)
3.08	Income Tax and Social Contribution	(9,753,000)	(31,549,000)	3,209,000	20,578,000
3.08.01	Current	(9,133,000)	(10,302,000)	(26,000)	(1,233,000)
3.08.02	Deferred	(620,000)	(21,247,000)	3,235,000	21,811,000
3.11	Income / (Loss) for the Period	31,224,000	75,541,000	(1,669,000)	(54,206,000)
3.11.01	Attributable to Shareholders of Petrobras	31,142,000	75,164,000	(1,546,000)	(52,782,000)
3.11.02	Attributable to Non-Controlling Interests	82,000	377,000	(123,000)	(1,424,000)
3.99.01	Income per Share
3.99.01.01	Ordinary Shares	2.39	5.76	(0.12)	(4.05)
3.99.01.02	Preferred Shares	2.39	5.76	(0.12)	(4.05)
3.99.02	Diluted Income per Share
3.99.02.01	Ordinary Shares	2.39	5.76	(0.12)	(4.05)
3.99.02.02	Preferred Shares	2.39	5.76	(0.12)	(4.05)

13

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Comprehensive Income (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Quarter 07/01/2021 to 09/30/2021	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Quarter 07/01/2020 to 09/30/2020	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
4.01	Net Income for the Period	31,224,000	75,541,000	(1,669,000)	(54,206,000)
4.02	Other Comprehensive Income	13,918,000	26,962,000	6,646,000	6,227,000
4.02.01	Actuarial Gains / (Losses) on Defined Benefits Plans	6,034,000	14,680,000	−	9,075,000
4.02.02	Deferred Income Tax and Social Contribution on Actuarial Gains / (Losses) on Defined Benefits Plans	−	(2,942,000)	−	(1,006,000)
4.02.03	Cumulative Translation Adjustments	21,876,000	12,235,000	7,384,000	69,157,000
4.02.04	Unrealized Gains/(Losses) on securities measured at fair value through other comprehensive income	−	−	−	(5,000)
4.02.07	Unrealized Gains / (Losses) on Cash Flow Hedge - Recognized in Shareholders' Equity	(25,729,000)	(13,536,000)	(7,660,000)	(122,100,000)
4.02.08	Unrealized Gains / (Losses) on Cash Flow Hedge - Reclassified to Profit and Loss	5,396,000	17,823,000	6,147,000	18,174,000
4.02.09	Deferred Income Tax and Social Contribution on Cash Flow Hedge	6,913,000	(1,458,000)	515,000	35,335,000
4.02.10	Share of Other Comprehensive Income of Equity-Accounted Investments	(572,000)	160,000	260,000	(2,403,000)
4.03	Total Comprehensive Income for the Period	45,142,000	102,503,000	4,977,000	(47,979,000)
4.03.01	Attributable to Shareholders of Petrobras	44,717,000	101,936,000	4,970,000	(47,805,000)
4.03.02	Attributable to Non-controlling Interests	425,000	567,000	7,000	(174,000)

14

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2021 to 09/30/2021 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	127,296,000	−	(26,983,000)	308,410,000	2,740,000	311,150,000
5.04	Capital Transactions with Owners	−	(3,703,000)	(5,861,000)	(31,705,000)	−	(41,269,000)	3,305,000	(37,964,000)
5.04.01	Capital Increases	−	−	−	−	−	−	11,000	11,000
5.04.06	Dividends	−	−	(5,861,000)	(31,705,000)	−	(37,566,000)	(371,000)	(37,937,000)
5.04.08	Capital Transactions	−	(3,703,000)	−	−	−	(3,703,000)	3,665,000	(38,000)
5.05	Total of Comprehensive Income	−	−	−	75,164,000	26,772,000	101,936,000	567,000	102,503,000
5.05.01	Net Income for the Period	−	−	−	75,164,000	−	75,164,000	377,000	75,541,000
5.05.02	Other Comprehensive Income	−	−	−	−	26,772,000	26,772,000	190,000	26,962,000
5.07	Balance at the End of the Period	205,432,000	(1,038,000)	121,435,000	43,459,000	(211,000)	369,077,000	6,612,000	375,689,000

15

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Changes in Shareholders’ Equity - 01/01/2020 to 09/30/2020 (R$ Thousand)

Account Code	Account Description	Share Capital	Capital Reserves, Granted Options and Treasury Shares	Profit Reserves	Retained Earnings / Accumulated Losses	Other Comprehensive Income	Shareholders' Equity	Non-controlling interest	Shareholders' Equity Consolidated
5.01	Balance at the Beginning of the Period	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.03	Adjusted Opening Balance	205,432,000	2,665,000	124,613,000	−	(37,169,000)	295,541,000	3,596,000	299,137,000
5.04	Capital Transactions with Owners	−	−	−	(16,000)	16,000	−	(797,000)	(797,000)
5.04.06	Dividends	−	−	−	−	−	−	(357,000)	(357,000)
5.04.08	Capital Transactions	−	−	−	−	−	−	(440,000)	(440,000)
5.04.09	Realization of the Deemed Cost	−	−	−	(16,000)	16,000	−	−	−
5.05	Total of Comprehensive Income	−	−	−	(52,782,000)	4,977,000	(47,805,000)	(174,000)	(47,979,000)
5.05.01	Net Income for the Period	−	−	−	(52,782,000)	−	(52,782,000)	(1,424,000)	(54,206,000)
5.05.02	Other Comprehensive Income	−	−	−	−	4,977,000	4,977,000	1,250,000	6,227,000
5.07	Balance at the End of the Period	205,432,000	2,665,000	124,613,000	(52,798,000)	(32,176,000)	247,736,000	2,625,000	250,361,000

16

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Cash Flows – Indirect Method (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
6.01	Net cash provided by operating activities	151,734,000	110,404,000
6.01.01	Cash provided by operating activities	166,489,000	96,754,000
6.01.01.01	Net Income (loss) for the period	75,541,000	(54,206,000)
6.01.01.02	Pension and medical benefits (actuarial expense)	9,586,000	6,099,000
6.01.01.03	Results of equity-accounted investments	(7,844,000)	3,445,000
6.01.01.04	Depreciation, depletion and amortization	46,820,000	46,203,000
6.01.01.05	Impairment of assets (reversal)	(15,353,000)	65,229,000
6.01.01.06	Exploratory expenditures write-offs	1,178,000	1,180,000
6.01.01.08	Foreign exchange, indexation and finance charges	44,143,000	64,259,000
6.01.01.09	Deferred income taxes, net	21,247,000	(21,811,000)
6.01.01.10	Allowance for expected credit losses	(100,000)	617,000
6.01.01.11	Inventory write-down (write-back) to net realizable value	(5,000)	1,518,000
6.01.01.13	Revision and unwinding of discount on the provision for decommissioning costs	3,131,000	2,603,000
6.01.01.16	Results from co-participation agreements in bid areas	(3,519,000)	−
6.01.01.17	Disposal/write-offs of assets, remeasurement of investment retained with loss of control and reclassification of CTA	(1,015,000)	(559,000)
6.01.01.18	PIS and COFINS recovery – exclusion of ICMS (VAT tax) from the basis of calculation	(4,955,000)	(16,950,000)
6.01.01.19	Early termination and cash outflows revision of lease agreements	(1,846,000)	(873,000)
6.01.01.20	Assumption of interest in concessions	(520,000)	−
6.01.02	Decrease / (increase) in assets / increase/ (decrease) in liabilities	(14,755,000)	13,650,000
6.01.02.01	Trade and other receivables, net	(7,504,000)	(1,164,000)
6.01.02.02	Inventories	(11,764,000)	4,317,000
6.01.02.03	Judicial deposits	(4,095,000)	(4,480,000)
6.01.02.05	Other assets	(836,000)	2,586,000
6.01.02.06	Trade payables	4,459,000	1,912,000
6.01.02.07	Other taxes payable	23,128,000	11,724,000
6.01.02.08	Pension and medical benefits	(10,821,000)	(4,228,000)
6.01.02.09	Provisions for legal proceedings	515,000	(1,274,000)
6.01.02.10	Short-term benefits	(795,000)	5,659,000
6.01.02.11	Income tax and social contribution paid	(4,998,000)	(1,486,000)
6.01.02.12	Provision for Decommissioning Costs	(2,798,000)	(1,550,000)
6.01.02.14	Other liabilities	754,000	1,634,000
6.02	Net cash used in investing activities	7,965,000	(21,620,000)
6.02.01	Acquisition of PP&E and intangibles assets	(24,728,000)	(22,518,000)
6.02.02	Decrease (increase) in investments in assets	(80,000)	(5,309,000)
6.02.03	Proceeds from disposal of assets – Divestment	15,053,000	5,229,000
6.02.04	Divestment (investment) in marketable securities	629,000	(66,000)
6.02.05	Dividends received	1,581,000	1,044,000
6.02.08	Financial compensation for the Búzios Co-participation Agreement	15,510,000	−
6.03	Net cash used in financing activities	(164,565,000)	(62,530,000)
6.03.01	Investments by non-controlling interest	(49,000)	(432,000)
6.03.02	Proceeds from financing	8,921,000	79,204,000
6.03.03	Repayment of principal – finance debt	(108,399,000)	(101,362,000)
6.03.04	Repayment of interest – finance debt	(10,142,000)	(13,151,000)
6.03.05	Dividends paid to shareholders of Petrobras	(31,177,000)	(4,426,000)
6.03.06	Dividends paid to non-controlling interests	(396,000)	(198,000)
6.03.08	Settlement of lease liabilities	(23,323,000)	(22,165,000)
6.04	Effect of exchange rate changes on cash and cash equivalents	3,362,000	15,678,000
6.05	Net increase/ (decrease) in cash and cash equivalents	(1,504,000)	41,932,000
6.05.01	Cash and cash equivalents at the beginning of the year	60,930,000	29,729,000
6.05.02	Cash and cash equivalents at the end of the period	59,426,000	71,661,000

17

Petróleo Brasileiro S.A. – Petrobras Consolidated Interim Accounting Information / Statement of Added Value (R$ Thousand)

Account Code	Account Description	Accumulated of the Current Year 01/01/2021 to 09/30/2021	Accumulated of the Previous Year 01/01/2020 to 09/30/2020
7.01	Sales Revenues	447,296,000	274,637,000
7.01.01	Sales of Goods and Services	399,087,000	254,613,000
7.01.02	Other Revenues	17,811,000	(2,172,000)
7.01.03	Revenues Related to the Construction of Assets to be Used in Own Operations	30,298,000	22,813,000
7.01.04	Allowance for expected credit losses	100,000	(617,000)
7.02	Inputs Acquired from Third Parties	(122,759,000)	(148,094,000)
7.02.01	Cost of Sales	(66,887,000)	(23,075,000)
7.02.02	Materials, Power, Third-Party Services and Other Operating Expenses	(44,241,000)	(41,222,000)
7.02.03	Impairment Charges / Reversals of Assets	15,353,000	(65,229,000)
7.02.04	Others	(26,984,000)	(18,568,000)
7.02.04.01	Tax Credits on Inputs Acquired from Third Parties	(26,989,000)	(17,050,000)
7.02.04.02	Inventory Write-Down to Net Realizable Value	5,000	(1,518,000)
7.03	Gross Added Value	324,537,000	126,543,000
7.04	Retentions	(51,052,000)	(50,023,000)
7.04.01	Depreciation, Amortization and Depletion	(51,052,000)	(50,023,000)
7.05	Net Added Value Produced	273,485,000	76,520,000
7.06	Transferred Added Value	16,728,000	16,208,000
7.06.01	Share of Profit of Equity-Accounted Investments	7,844,000	(3,445,000)
7.06.02	Finance Income	2,973,000	2,044,000
7.06.03	Others	5,911,000	17,609,000
7.06.03.01	Rentals, royalties and others	960,000	659,000
7.06.03.03	PIS and COFINS recovery – exclusion of ICMS (VAT tax) from the basis of calculation	4,951,000	16,950,000
7.07	Total Added Value to be Distributed	290,213,000	92,728,000
7.08	Distribution of Added Value	290,213,000	92,728,000
7.08.01	Employee Compensation	25,151,000	26,113,000
7.08.01.01	Salaries	13,313,000	12,014,000
7.08.01.02	Fringe Benefits	11,139,000	13,264,000
7.08.01.03	Unemployment Benefits (FGTS)	699,000	835,000
7.08.02	Taxes and Contributions	131,100,000	46,345,000
7.08.02.01	Federal	102,179,000	28,289,000
7.08.02.02	State	28,495,000	17,471,000
7.08.02.03	Municipal	426,000	585,000
7.08.03	Return on Third-Party Capital	58,421,000	74,476,000
7.08.03.01	Interest	54,800,000	71,192,000
7.08.03.02	Rental Expenses	3,621,000	3,284,000
7.08.04	thernt Shareholders’ Equity	75,541,000	(54,206,000)
7.08.04.02	Dividends	31,705,000	−
7.08.04.03	Retained Earnings / (Losses) for the Period	43,459,000	(52,782,000)
7.08.04.04	Non-controlling Interests on Retained Earnings / (Losses)	377,000	(1,424,000)

18

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

1.	Basis of preparation

These interim financial statements present the significant changes in the period, avoiding repetition of certain notes to the financial statements previously reported, and present the consolidated information, considering Management’s understanding that it provides a comprehensive view of the Company’s financial position and operational performance, complemented by certain information of the Parent Company. Hence, this interim financial information should be read together with the Company’s audited annual financial statements for the year ended December 31, 2020, which include the full set of notes.

The Company’s consolidated and individual interim financial information was prepared and presented in accordance with IAS 34 Interim Financial Reporting (Technical Pronouncement – CPC 21 (R1) – Interim Statements), in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and also in accordance with accounting practices adopted in Brazil by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities Commission (CVM). All relevant information specific to the financial statements, and only them, are being highlighted, and corresponds to the ones used by the Company’s Management.

These interim financial statements were approved and authorized for issue by the Company’s Board of Directors in a meeting held on October 28, 2021.

2.	Summary of significant accounting policies

The same accounting policies and methods of computation were followed in these consolidated interim financial statements as those followed in the preparation of the annual financial statements of the Company for the year ended December 31, 2020.

The accounting standards that came into effect on January 1st, 2021 did not have a material effect on these consolidated quarterly information.

Regarding the reform of the reference interest rates (IBOR Reform), the Company continues to monitor the pronouncements of the regulatory authorities, as well as the measures that have been adopted, aimed at adapting the various financial instruments to the new benchmarks. Petrobras and its subsidiaries have debts indexed to Libor (London Interbank Offered Rate), the amount of which corresponds to approximately 33% of their financings.

3.	Cash and cash equivalents and Marketable securities
3.1.	Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, term deposits with banks and short-term highly liquid financial investments that are readily convertible to known amounts of cash, are subject to insignificant risk of changes in value and have a maturity of three months or less from the date of acquisition.

	Consolidated
	09.30.2021	12.31.2020
Cash at bank and in hand	1,351	2,868
Short-term financial investments
- In Brazil
Brazilian interbank deposit rate investment funds and other short-term deposits	31,853	13,469
Other investment funds	973	143
	32,826	13,612
- Abroad
Time deposits	19,570	13,376
Automatic investing accounts and interest checking accounts	5,647	29,274
Other financial investments	−	1,726
	25,217	44,376
Total short-term financial investments	58,043	57,988
Total cash and cash equivalents	59,394	60,856

Short-term financial investments in Brazil primarily consist of investments in funds holding Brazilian Federal Government Bonds that can be redeemed immediately, as well as reverse repurchase agreements that mature within three months as of the date of their acquisition. Short-term financial investments abroad comprise time deposits that mature in three months or less from the date of their acquisition, highly-liquid automatic investment accounts, interest checking accounts and other short-term fixed income instruments.

The main use of these funds in the period ended September 30, 2021 were for debt service, including prepayments of loans in the international banking market, repurchase of securities in the international capital market and amortization of leases, totaling R$ 141,864, as well as for investments in the amount of R$ 24,728 and for the payment of dividends in the amount of R$ 31,573.

19

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

These investments were substantially provided by an operating cash generation of R$151,734, financial compensation for the Búzios Co-participation Agreement of R$15,510, proceeds from financing in the amount of R$8,921, receipts from the sale of assets and interests of R$ 15,053, and the exchange effect on the balances of cash and cash equivalents arising from investments abroad of R$3,362.

3.2.	Marketable securities
		Consolidated
	09.30.2021	12.31.2020
Fair value through profit or loss	2,920	3,388
Amortized cost	246	263
Total	3,166	3,651
Current	2,920	3,424
Non-current	246	227

Marketable securities classified as fair value through profit or loss refer mainly to investments in Brazilian Federal Government Bonds. These financial investments have maturities of more than three months and are generally classified as current assets due to their maturity or the expectation of their realization in the short term.

4.	Sales revenues

		Consolidated
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Gross sales	154,062	399,087	92,668	254,613
Sales taxes (*)	(32,468)	(80,609)	(21,938)	(57,516)
Sales revenues	121,594	318,478	70,730	197,097
Diesel	35,722	92,983	19,593	51,132
Automotive gasoline	17,690	43,197	9,174	22,416
Liquefied petroleum gas	6,747	17,673	4,595	12,387
Jet fuel	3,292	7,727	1,004	5,134
Naphtha	2,749	6,450	2,335	6,683
Fuel oil (including bunker fuel)	2,852	6,708	818	2,642
Other oil products	6,265	16,399	3,885	9,648
Subtotal oil products	75,317	191,137	41,404	110,042
Natural gas	8,974	21,659	4,043	13,341
Nitrogen products and renewables	63	184	67	218
Breakage	204	1,069	724	1,900
Electricity	5,433	11,495	505	2,183
Services, agency and others	1,380	3,446	1,118	3,059
Domestic market	91,371	228,990	47,861	130,743
Exports	29,308	85,675	20,917	60,601
Crude oil	21,582	61,803	15,417	44,920
Fuel oil (including bunker fuel)	6,115	19,396	4,725	12,733
Other oil products and other products	1,611	4,476	775	2,948
Sales abroad (**)	915	3,813	1,952	5,753
Foreign Market	30,223	89,488	22,869	66,354
Sales revenues	121,594	318,478	70,730	197,097
(*) Includes, mainly, CIDE, PIS, COFINS and ICMS (VAT).
(**) Sales revenues from operations outside of Brazil, including trading and excluding exports.

In the period from January to September of 2021 and 2020, sales to Vibra Energia, formerly BR Distribuidora represent more than 10% of the Company sales revenues, mainly associated with the refining, transportation and marketing segment.

20

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

5.	Costs and expenses by nature

5.1.	Cost of sales

		Consolidated
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Raw material, products for resale, materials and third-party services (*)	(30,823)	(71,554)	(13,490)	(47,201)
Depreciation, depletion and amortization	(12,380)	(36,087)	(12,193)	(36,110)
Production taxes	(15,574)	(42,397)	(8,504)	(21,684)
Employee compensation	(3,265)	(7,850)	(2,774)	(8,500)
Total	(62,042)	(157,888)	(36,961)	(113,495)
(*) It Includes short-term leases and inventory turnover.

5.2.	Selling expenses
		Consolidated
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Materials, third-party services, freight, rent and other related costs	(4,831)	(14,020)	(5,355)	(16,201)
Depreciation, depletion and amortization	(831)	(2,384)	(862)	(2,099)
Allowance for expected credit losses	37	71	147	(7)
Employee compensation	(141)	(373)	(235)	(664)
Total	(5,766)	(16,706)	(6,305)	(18,971)

5.3.	General and administrative expenses
		Consolidated
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Employee compensation	(1,364)	(3,390)	(1,229)	(3,724)
Materials, third-party services, rent and other related costs	(294)	(894)	(291)	(933)
Depreciation, depletion and amortization	(105)	(346)	(144)	(395)
Total	(1,763)	(4,630)	(1,664)	(5,052)

6.	Other income and expenses
		Consolidated
	2021	2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Pension and medical benefits – retirees	(4,300)	(6,663)	(1,135)	(3,489)
Unscheduled stoppages and pre-operating expenses	(1,792)	(5,281)	(1,569)	(5,634)
Gains / (losses) related to legal, administrative and arbitration proceedings	(1,416)	(2,797)	(1,206)	(2,088)
Variable compensation program	(795)	(1,857)	(73)	95
Profit Sharing	(182)	(496)	(25)	(77)
Gains/(losses) with Commodities Derivatives	(70)	(294)	(257)	(1,940)
Reclassification of comprehensive income (loss) due to the disposal of equity-accounted investments	(35)	(220)	(225)	(225)
Equalization of expenses – Production Individualization Agreements	98	(190)	(733)	3,741
Voluntary Separation Incentive Plan (PDV)	9	52	(415)	(5,437)
Fines imposed on suppliers	249	664	113	415
Amounts recovered from Lava Jato investigation	132	1,197	84	515
Results on disposal/write-offs of assets and on remeasurement of investment retained with loss of control	613	1,235	1,132	784
Transfer of rights on concession agreements (**)	1,518	1,579	−	−
Early termination and cash outflows revision of lease agreements	632	1,846	139	873
Expenses/Reimbursements from E&P partnership operations	705	2,254	1,645	3,385
Tax recoverable (*)	189	2,853	81	7,860
Results from co-participation agreements in bid areas (**)	3,519	3,519	−	−
Others	111	(224)	(390)	(554)
Total	(815)	(2,823)	(2,834)	(1,776)
(*) It Includes the effects of the exclusion of ICMS (VAT tax) in the basis of calculation of sales taxes PIS and COFINS, as set out in note 11.
(**) According to note 18.

21

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

7.	Net finance income (expense)
		Consolidated
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Finance income	1,188	2,973	667	2,044
Income from investments and marketable securities (Government Bonds)	519	921	251	825
Others	669	2,052	416	1,219
Finance expenses	(6,237)	(22,721)	(9,778)	(23,292)
Interest on finance debt	(3,499)	(12,415)	(5,224)	(14,323)
Unwinding of discount on lease liabilities	(1,579)	(4,768)	(1,845)	(5,039)
Discount and premium on repurchase of debt securities	(1,309)	(5,813)	(2,814)	(4,071)
Capitalized borrowing costs	1,406	3,970	1,148	3,538
Unwinding of discount on the provision for decommissioning costs	(1,017)	(3,071)	(792)	(2,504)
Other finance expenses and income, net	(239)	(624)	(251)	(893)
Foreign exchange gains (losses) and indexation charges	(20,431)	(25,704)	(13,799)	(35,148)
Foreign Exchange (*)	(15,507)	(10,659)	(7,636)	(26,701)
Reclassification of hedge accounting to the Statement of Income (*)	(5,396)	(17,823)	(6,147)	(18,174)
Recoverable taxes inflation indexation income (**)	79	2,587	102	9,639
Others	393	191	(118)	88
Total	(25,480)	(45,452)	(22,910)	(56,396)
(*) For more information, see notes 29.3.c and 29.3.a. (**) Includes PIS and Cofins inflation indexation income – exclusion of ICMS (VAT tax) from the basis of calculation. See note 11.

8.	Net income by operating segment

Consolidated Statement of Income by operating segment – Jul-Sep/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Eliminations	Total
Sales revenues	76,472	107,188	18,014	476	(80,556)	121,594
Intersegments	74,710	2,290	3,384	172	(80,556)	−
Third parties	1,762	104,898	14,630	304	−	121,594
Cost of sales	(32,983)	(95,546)	(13,938)	(474)	80,899	(62,042)
Gross profit	43,489	11,642	4,076	2	343	59,552
Expenses	19,572	(5,396)	(4,043)	(4,719)	(29)	5,385
Selling	23	(2,172)	(3,572)	(16)	(29)	(5,766)
General and administrative	(269)	(190)	(99)	(1,205)	−	(1,763)
Exploration costs	(696)	−	−	−	−	(696)
Research and development	(596)	(8)	(12)	(176)	−	(792)
Other taxes	(406)	(196)	(273)	(266)	−	(1,141)
Impairment	16,901	(69)	(474)	−	−	16,358
Other income and expenses	4,615	(2,761)	387	(3,056)	−	(815)
Net income (loss) before financial results and income taxes	63,061	6,246	33	(4,717)	314	64,937
Net finance income (expenses)	−	−	−	(25,480)	−	(25,480)
Results in equity-accounted investments	151	1,343	60	(34)	−	1,520
Net Income (loss) before income taxes	63,212	7,589	93	(30,231)	314	40,977
Income taxes	(21,440)	(2,124)	(11)	13,929	(107)	(9,753)
Net income (loss) of the period	41,772	5,465	82	(16,302)	207	31,224
Attributable to:
Shareholders of Petrobras	41,778	5,465	20	(16,328)	207	31,142
Non-controlling interests	(6)	−	62	26	−	82
	41,772	5,465	82	(16,302)	207	31,224

22

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jul-Sep/2020

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Eliminations	Total
Sales revenues	50,352	64,317	8,509	1,209	(53,657)	70,730
Intersegments	49,182	924	3,188	363	(53,657)	−
Third parties	1,170	63,393	5,321	846	−	70,730
Cost of sales	(25,101)	(55,670)	(4,101)	(1,090)	49,001	(36,961)
Gross profit	25,251	8,647	4,408	119	(4,656)	33,769
Expenses	(3,355)	(4,575)	(2,753)	(4,107)	(30)	(14,820)
Selling	(1)	(3,595)	(2,647)	(34)	(28)	(6,305)
General and administrative	(152)	(255)	(111)	(1,146)	−	(1,664)
Exploration costs	(1,447)	−	−	−	−	(1,447)
Research and development	(343)	(9)	(6)	(137)	−	(495)
Other taxes	(1,996)	5	(40)	(116)	−	(2,147)
Impairment	(70)	−	173	(31)	−	72
Other income and expenses	654	(721)	(122)	(2,643)	(2)	(2,834)
Net income (loss) before financial results and income taxes	21,896	4,072	1,655	(3,988)	(4,686)	18,949
Net finance income (expenses)	−	−	−	(22,910)	−	(22,910)
Results in equity-accounted investments	42	(570)	312	(701)	−	(917)
Net Income (loss) before income taxes	21,938	3,502	1,967	(27,599)	(4,686)	(4,878)
Income taxes	(7,445)	(1,384)	(562)	11,008	1,592	3,209
Net income (loss) of the period	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)
Attributable to:
Shareholders of Petrobras	14,499	2,166	1,304	(16,421)	(3,094)	(1,546)
Non-controlling interests	(6)	(48)	101	(170)	−	(123)
	14,493	2,118	1,405	(16,591)	(3,094)	(1,669)

Consolidated Statement of Income by operating segment – Jan-Sep/2021

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Eliminations	Total
Sales revenues	211,864	284,257	44,061	1,929	(223,633)	318,478
Intersegments	207,677	5,349	9,755	852	(223,633)	−
Third parties	4,187	278,908	34,306	1,077	−	318,478
Cost of sales	(91,286)	(248,767)	(29,957)	(1,906)	214,028	(157,888)
Gross profit	120,578	35,490	14,104	23	(9,605)	160,590
Expenses	14,276	(10,334)	(11,645)	(8,103)	(86)	(15,892)
Selling	(4)	(6,146)	(10,410)	(60)	(86)	(16,706)
General and administrative	(597)	(574)	(275)	(3,184)	−	(4,630)
Exploration costs	(2,897)	−	−	−	−	(2,897)
Research and development	(1,631)	(28)	(101)	(446)	−	(2,206)
Other taxes	(616)	(543)	(530)	(294)	−	(1,983)
Impairment	16,329	(69)	(914)	7	−	15,353
Other income and expenses	3,692	(2,974)	585	(4,126)	−	(2,823)
Net income (loss) before financial results and income taxes	134,854	25,156	2,459	(8,080)	(9,691)	144,698
Net finance income (expenses)	−	−	−	(45,452)	−	(45,452)
Results in equity-accounted investments	451	4,695	450	2,248	−	7,844
Net Income (loss) before income taxes	135,305	29,851	2,909	(51,284)	(9,691)	107,090
Income taxes	(45,850)	(8,553)	(836)	20,395	3,295	(31,549)
Net income (loss) of the period	89,455	21,298	2,073	(30,889)	(6,396)	75,541
Attributable to:
Shareholders of Petrobras	89,473	21,298	1,752	(30,963)	(6,396)	75,164
Non-controlling interests	(18)	−	321	74	−	377
	89,455	21,298	2,073	(30,889)	(6,396)	75,541

23

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated Statement of Income by operating segment – Jan-Sep/2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Eliminations	Total
Sales revenues	125,618	176,803	27,133	3,158	(135,615)	197,097
Intersegments	122,326	3,064	9,398	827	(135,615)	−
Third parties	3,292	173,739	17,735	2,331	−	197,097
Cost of sales	(70,215)	(163,667)	(13,318)	(3,018)	136,723	(113,495)
Gross profit	55,403	13,136	13,815	140	1,108	83,602
Expenses	(68,533)	(15,721)	(9,290)	(4,909)	(92)	(98,545)
Selling	(3)	(10,245)	(8,553)	(86)	(84)	(18,971)
General and administrative	(658)	(797)	(332)	(3,265)	−	(5,052)
Exploration costs	(2,265)	−	−	−	−	(2,265)
Research and development	(841)	(30)	(25)	(387)	−	(1,283)
Other taxes	(2,481)	(450)	(92)	(946)	−	(3,969)
Impairment	(64,374)	(208)	173	(820)	−	(65,229)
Other income and expenses	2,089	(3,991)	(461)	595	(8)	(1,776)
Net income (loss) before financial results and income taxes	(13,130)	(2,585)	4,525	(4,769)	1,016	(14,943)
Net finance income (expenses)	−	−	−	(56,396)	−	(56,396)
Results in equity-accounted investments	(764)	(2,759)	434	(356)	−	(3,445)
Net Income (loss) before income taxes	(13,894)	(5,344)	4,959	(61,521)	1,016	(74,784)
Income taxes	4,464	879	(1,538)	17,119	(346)	20,578
Net income (loss) of the period	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)
Attributable to:
Shareholders of Petrobras	(9,412)	(4,247)	3,127	(42,920)	670	(52,782)
Non-controlling interests	(18)	(218)	294	(1,482)	−	(1,424)
	(9,430)	(4,465)	3,421	(44,402)	670	(54,206)

The balance of depreciation, depletion and amortization by business segment is set forth as follows:

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Total
Jan-Sep/2021	35,639	8,737	1,743	701	46,820
Jan-Sep/2020	35,693	7,887	1,837	786	46,203

	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate and ther business	Total
Jul-Sep/2021	12,466	2,970	590	236	16,262
Jul-Sep/2020	11,852	2,740	615	263	15,470

9.	Trade and other receivables
9.1.	Trade and other receivables, net
	Consolidated
	09.30.2021	12.31.2020
Receivables from contracts with customers
Third parties	22,457	16,013
Related parties
Investees (note 30.5)	2,199	3,450
Receivables from the electricity sector	76	1,064
Subtotal	24,732	20,527
Other trade receivables
Third parties
Receivables from divestments (*)	8,619	7,916
Lease receivables	2,425	2,427
Other receivables (**)	4,594	13,179
Related parties
Petroleum and alcohol accounts – receivables from Brazilian Government (note 30.5)	2,703	2,503
Subtotal	18,341	26,025
Total trade receivables	43,073	46,552
Expected credit losses (ECL) – Third parties	(8,035)	(7,939)
Expected credit losses (ECL) – Related parties	(105)	(354)
Total trade receivables, net	34,933	38,259
Current	25,560	24,584
Non-current	9,373	13,675

(*)Refers mainly to amounts receivable (including interest and monetary and exchange adjustment) from the divestment of Nova Transportadora do Sudeste (NTS), in addition to amounts related to Rio Ventura, Roncador, Pampo Enchova, Tartaruga Verde and Espadarte Modulo III and Gemini LNG.

(**) In 2020, it mainly includes amounts related to the purchase and sale of production platforms and equipment from our partners in E&P consortia, with financial settlement in the first quarter of 2021.

Trade and other receivables are generally classified as measured at amortized cost, except for receivables with final prices linked to changes in commodity price after their transfer of control, which are classified as measured at fair value through profit or loss. Changes in such prices as of September 30, 2021 amounted to R$ 4,349.

24

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the period from January to September 2021, the average term for receiving receivables from contracts from third-party customers, referring to the sale of derivatives in the domestic market, is approximately 1.7 days (1.5 days on December 31, 2020). Fuel oil and petroleum exports have an average term of receipt of approximately 14 days and 8.4 days, respectively (13 days and 8 days on December 31, 2020).

9.2.	Aging of trade and other receivables – third parties
		Consolidated
	09.30.2021		12.31.2020
	Trade receivables	Expected credit losses (ECL)	Trade receivables	Expected credit losses (ECL)
Current	28,726	(620)	30,402	(677)
Overdue:
1- 3 months	911	(101)	1,066	(42)
3 – 6 months	323	(146)	77	(46)
6 – 12 months	70	(34)	219	(147)
More than 12 months	8,065	(7,134)	7,771	(7,027)
Total	38,095	(8,035)	39,535	(7,939)

9.3.	Changes in provision for expected credit losses
	Consolidated
	09.30.2021	12.31.2020
Opening balance	8,293	9,392
Additions	266	1,024
Reversals	(342)	(166)
Write-offs	(213)	(3,596)
Transfer of assets held for sale	(42)	(15)
Cumulative translation adjustment	178	1,654
Closing balance	8,140	8,293
Current	842	1,135
Non-current	7,298	7,158

In 2020, write-offs of R$ 3,596 basically reflect receivables from suppliers, related to the construction and renovation of platforms, which were already fully provisioned.

Petrobras on agreement with Companhia de Eletricidade do Amapá

On May 11, 2021, Petrobras signed with Companhia de Eletricidade do Amapá (CEA) a judicial agreement for the termination of litigation and credit recovery, in the amount of R$314. The agreement establishes the payment to Petrobras of R$132.6, to be settled in 24 successive monthly installments (sub-credit A). A discount will be granted in the remaining amount of R$ 181.4, which was also divided into 24 successive monthly installments (sub-credit B), provided that payments are made on time. For each installment of sub-credit A paid, CEA will receive a bonus corresponding to a portion of sub-credit B of the debt. In the event of default, as provided for in the agreement, Petrobras may demand all the installments due on both debt sub-credits.

The agreement is subject to the following suspensive conditions for recognition of the receivable: (i) success in the bidding process for the privatization of the CEA; and (ii) transfer of the controlling interest of CEA to the bid winner by December 31, 2021.

In July 2021, the bidding occurred for the privatization of CEA, in which Equatorial was the winner, when it paid a symbolic amount, and the Administrative Council for Economic Defense (CADE) approved the transaction.

In August 2021, the National Electric Energy Agency (ANEEL) approved the transfer of the controlling interest from CEA to Equatorial within 120 days of this date.

However, in order to comply with the second suspensive condition, there is a need for capitalization of CEA by Equatorial to enable the transfer of shareholding control. After the assumption of control, the receivable will be recognized, generating a positive effect on Petrobras’ consolidated result of R$132.6, without considering the tax effects.

10.	Inventories
	Consolidated
	09.30.2021	12.31.2020
Crude oil	16,788	11,653
Oil products	13,625	10,001
Intermediate products	2,618	2,060
Natural gas and LNG (*)	1,220	631
Biofuels	97	157
Fertilizers	52	43
Total products	34,400	24,545
Materials, supplies and others	5,177	4,955
Total	39,577	29,500
(*) Liquefied Natural Gas

25

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated inventories are presented less a provision for adjustment to their net realizable value. These adjustments are mainly due to fluctuations in the international quotations of crude oil and oil products and, when constituted, are recognized in the income statement for the period as costs of sales. In the period from January to September 2021, reversal of provision was recorded in the amount of R$ 5 (provision of R$ 1,518, in the period from January to September 2020).

As of September 30, 2021, the Company had a volume of oil and / or oil products given as a guarantee of the Terms of Financial Commitment – TCF, signed in 2008 with Petros, in the amount of R$ 11,713. Such amount is after deducting the equivalent volumes of early partial liquidation of the Pre-70 TCF carried out in January 2021, the procedures for which to update the public records are in progress.

11.	Taxes
11.1.	Income taxes and other taxes
Income tax and social contribution			Consolidated
			Current assets		Current liabilities		Non-current liabilities
			09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Taxes in Brazil
Income taxes			869	2,032	2,872	576	−	−
Income taxes – Tax settlement programs			−	−	241	234	1,722	1,853
			869	2,032	3,113	810	1,722	1,853
Taxes abroad			124	138	27	219	−	−
Total			993	2,170	3,140	1,029	1,722	1,853
	Consolidated
Other taxes	Current assets		Non-current assets		Current liabilities		Non-current liabilities (*)
	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Taxes in Brazil:
Current / Deferred VAT Rate (VAT)	4,022	2,635	1,513	1,522	4,038	3,334	−	−
Current / Deferred PIS and COFINS (**)	2,381	8,160	11,529	10,680	2,456	2,829	238	191
PIS and COFINS – Law 9,718/98	−	−	3,451	3,537	−	−	−	−
CIDE	43	19	−	−	212	214	−	−
Production taxes/Royalties	−	−	−	−	11,235	6,094	49	487
Withholding income taxes	−	−	−	−	295	551	−	−
Others	333	453	1,434	621	675	608	307	1,430
Total in Brazil	6,779	11,267	17,927	16,360	18,911	13,630	594	2,108
Taxes abroad	225	46	51	51	112	66	−	−
Total	7,004	11,313	17,978	16,411	19,023	13,696	594	2,108
(*) Other non-current taxes are classified as other liabilities.
(**) As of September 30, 2021, includes R$858 (R$6,392 as of December 31, 2020) in current assets, referring to the exclusion of ICMS in the PIS and COFINS calculation basis.

26

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Exclusion of VAT tax from PIS and COFINS tax basis

In June 2020, Petrobras and its subsidiaries obtained a favorable and final court decision on the exclusion of VAT Tax (ICMS) from the calculation basis of PIS and COFINS contributions and recognized the amount of R$16,925, recorded in current assets as taxes and contributions. The credits recognized in assets referred to the exclusion of the VAT Tax (ICMS) actually paid from the calculation basis of PIS and COFINS contributions, whose amounts were unduly paid in terms of competences comprised between the months of October 2001 and August 2020.

On May 14, 2021, the Federal Supreme Court (STF) determined that the VAT Tax (ICMS) amount to be excluded from the PIS and COFINS calculation basis is the one highlighted in the invoice. Thus, mainly in the second quarter of 2021, an additional credit of R$ 4,956 was recognized, monetarily restated and recorded in current assets as taxes and contributions.

The company enabled these credits and offset it with payment of other federal taxes, totaling R$10,504 in 2021 (R$10,372 in 2020).

On September 30, 2021, the amount to be offset by the exclusion of VAT Tax (ICMS) in the PIS and COFINS calculation basis, monetarily restated by the Brazilian basic interest rate (Selic), is R$858.

The net gain in income for the period from January to September 2021 was R$3,198 (R$10,887 from January to September 2020).

				Consolidated
			2021		2020
	Effects in the statement of income	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Tax recovery	Other operating income	61	2,554	−	7,675
Monetary update	Foreign exchange gains (losses) and inflation indexation charges, net	(2)	2,402	−	9,250
		59	4,956	−	16,925
Pis and Cofins	Tax expenses	−	(111)	−	(430)
Tax effects	Income taxes	(20)	(1,647)	−	(5,608)
		39	3,198	−	10,887
11.2	Tax amnesty programs – State Tax

Petrobras, based on the management of risks associated with litigation and in line with the value generation strategy, joined the state amnesty programs in Rio de Janeiro and Bahia, generating a positive effect on the result in the period from January to September 2021 in the amount of R$1,026, for the reversal of part of the related provisions, against tax expenses and other operating income of R$807 and financial result of R$219.

Adhesions to the state tax amnesty programs occurred mainly in the 1st quarter of 2021. The main information on these agreements is presented below:

State of Rio de Janeiro

The State of Rio de Janeiro instituted a special installment program called PEP-ICMS VAT Tax, authorized by CONFAZ Agreement No. 87/2020, created by State Supplementary Law No. 189/2020 and regulated by Decree 47,488 of February 12, 2021, which allowed the reduction of 90% of the late payment charges due as a fine and interest. On June 7, 2021, the amnesty program of the State of Rio de Janeiro was extended through Complementary Law 191/2021.

The adhesion to the program created conditions for the closure of materialized and non-materialized ICMS VAT Tax contingencies in the total amount of R$ 1,818, upon disbursement of R$ 679, of which R$ 531 during the months of April and May 2021, which included termination spontaneous due to the cancellation of part of the Comperj project scope (current Gaslub), and R$ 148 during the month of September 2021, due to the payment of tax assessment notices linked to ancillary obligations and undue ICMS VAT Tax credit, in addition to spontaneous termination related to the review of the ICMS VAT Tax calculation process. As a result, in the period from January to September 2021, the Company revised its expectation of disbursements considered probable and made the reversal of R$1,139 in the respective provisions for lawsuits and taxes, of which R$982 in the first quarter of 2021 and R$157 in the third quarter of 2021.

State of Bahia

The adhesion to the remission and amnesty program with the State of Bahia was celebrated under the terms of VAT Tax Agreements 48/2020 and 49/2020, ratified by Law 14.286 / 2020, which allowed the remission of 50% of the tax and 90% of the fine and interest due. Tax debts resulting from disallowance of tax credits were closed in January 2021 with the payment of R$ 113, providing a definitive solution for this type of contingency.

27

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

11.3	Reconciliation between statutory tax rate and effective tax expense rate

The following table provides the reconciliation of Brazilian statutory tax rate to the Company’s effective rate on income before income taxes:

	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Net income (loss) before income taxes	40,977	107,090	(4,878)	(74,784)
Nominal income taxes computed based on Brazilian statutory corporate tax rates (34%)	(13,933)	(36,411)	1,659	25,427
Adjustments to arrive at the effective tax rate:
Different jurisdictional tax rates for companies abroad	659	305	3,793	2,560
Brazilian income taxes on income of companies incorporated outside Brazil (*)	(785)	(1,928)	(1,089)	(3,471)
Tax incentives	130	132	4	12
Tax loss carryforwards (unrecognized tax losses)	542	424	(52)	(1,098)
Non-taxable income (non-deductible expenses), net (**)	100	1,391	(563)	(1,077)
Expenses with post-employment medical benefits	(1,779)	(2,263)	(390)	(1,171)
Results of equity-accounted investments in Brazil and abroad	534	2,024	24	(400)
Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes	4,767	4,767	−	−
Others	12	10	(177)	(204)
Income taxes expense	(9,753)	(31,549)	3,209	20,578
Deferred income taxes	(620)	(21,247)	3,235	21,811
Current income taxes	(9,133)	(10,302)	(26)	(1,233)
Total	(9,753)	(31,549)	3,209	20,578
Effective tax rate of income taxes	23.8%	29.5%	65.8%	27.5%
(*) It relates to Brazilian income taxes on earnings of offshore investees, as established by Law No. 12,973/2014.
(**) It includes provisions for legal proceedings.

11.4	Deferred income taxes – non-current

Changes of deferred income tax and social contribution

	Consolidated
	2021	2020
Balance at January 1st	32,509	(1,502)
Recognized in the statement of income for the period	(21,247)	8,940
Recognized in shareholders’ equity	(4,400)	24,858
Cumulative translation adjustment	11	559
Use of tax credits	(2,821)	(332)
Others	(45)	(14)
Balance at September 30	4,007	32,509
Deferred tax assets	4,852	33,524
Deferred tax liabilities	(845)	(1,015)
Balance at September 30	4,007	32,509

The table below shows the composition and the basis for realization of deferred tax assets and liabilities:

Nature	Reasoning for realization	09.30.2021	12.31.2020
Property, plant and equipment - Cost of prospecting and dismantling areas	Depreciation, Amortization and Write-off of Assets	(12,026)	(16,655)
Property, plant and equipment - Impairment	Amortization, Write-off of Assets and Impairment Reversal	24,690	34,435
Property, plant and equipment – Others (*)	Depreciation, Amortization and Write-off of Assets	(69,003)	(45,157)
Loans, accounts receivable / payable and financing	Payments, Receipts and Consideration	18,582	20,335
Leases	Appropriation of leases	6,560	6,186
Provision for lawsuits	Payment and reversal of the provision	3,923	3,453
Tax losses	Compensation of 30% of taxable income	16,278	12,995
Inventories	Sale, Write-Off and Loss	934	822
Employee benefits, mainly pension plan	Payment and reversal of the provision	12,399	14,972
Others		1,670	1,123
Total		4,007	32,509
(*) includes accelerated incentive depreciation, difference in depreciation per unit produced x straight-line method, as well as capitalized financial charges
28

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Non-incidence of income taxes on indexation charges (SELIC interest rate) over undue paid taxes

On September 24, 2021, the Federal Supreme Court of Brazil (Superior Tribunal Federal – STF), in a judgment of extraordinary appeal with general repercussion, without final decision, decided that it is unconstitutional the incidence of income taxes (IRPJ and CSLL) on the indexation charges applying SELIC interest rate (indexation charges and default interest) over undue paid taxes.

The Company has a writ of mandamus in which it discusses the right to repeat the amounts of IRPJ and CSLL incident on the indexation charges applying SELIC over undue paid taxes and over judicial deposits since March 2015, as well as pleads the definitive removal of this tax incidence.

On October 20, 2021, a judicial decision was issued in the writ of mandamus, still pending publication, recognizing the right of the Company of non-incidence of income taxes on indexation charges applying SELIC over undue paid taxes, but there was no pronouncement on the judicial deposits.

Based on the STF's decision, as well as on the legal grounds presented, Petrobras reassessed the expectation for this matter, considering that it is probable that this tax treatment will be accepted.

Thus, the company recognized in the third quarter of 2021, as current and deferred income from Corporate Income Tax and Social Contribution Tax, the amount of R$4,767, according to ICPC 22 - Uncertainty in the Treatment of Income Taxes (equivalent to the international standard IFRIC 23), being:

(i)	a R$ 694 increase in recoverable income taxes, within non-current assets, relating to periods when the Company recorded taxable income; and

(ii)	a R$ 4,073 decrease in deferred income taxes, within non-current liabilities, relating to periods when the Company recorded tax losses.

12	Short-term and other benefits

The balance of the main benefits for employees, current and non-current, is presented as follows:

	Consolidated
	09.30.2021	12.31.2020
Voluntary Severance Program (PDV)	2,644	4,678
Employees variable compensation program	1,898	2,715
Accrued vacation pay and Christmas Bonus	3,565	2,443
Salaries and related charges	1,536	1,059
Profit sharing	492	20
Total	10,135	10,915
Current	9,182	10,150
Non-current (*)	953	765

(*) Amount classified in other liabilities

12.1	Voluntary Severance Programs

As of September 30, 2021, changes in the provision for expenses relating to separation plans implemented by the Company are set out as follows:

	Consolidated
	09.30.2021	12.31.2020
Opening Balance	4,678	565
Enrollments	160	5,723
Revision of provisions	(212)	(315)
Separations in the period	(1,982)	(1,295)
Closing Balance	2,644	4,678
Current	1,706	3,921
Non-current	938	757

The recognition of the provision for expenditures on retirement programs occurred as employees joined.

The voluntary termination program (PDV 2019), for retired employees under the Brazilian Social Security Institute (INSS), until the enactment of the Pension Reform, had enrollments reopened during January 2021 for employees not yet enrolled or who have given up membership for any reason until December 29, 2020. During the reopening period, 195 employees signed up for the program.

29

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On March 29, 2021, the Company opened the sixth opportunity for the separation of corporate employees, with application deadline on April 19, 2021 and had the adhesion of 35 employees.

The Company deferred payment of indemnities in two installments, the first at the time of termination, together with the legal severance payments, and the second, when applicable, 12 months after the payment of the first installment.

On September 30, 2021, of the total provisioned, the amount of R$1,392 refers to the second installment of 4,189 employees dismissed and R$1,252 refers to 2,258 employees enrolled in voluntary dismissal programs with expected departure by December 2024.

12.2	Variable compensation program

Performance award program (PPP)

On September 17, 2021, the Board of Directors approved an adjustment to the criteria for granting PPP 2021 to employees (previously approved on December 16, 2020), changing its regulation. Thus, the 2021 PPP model presents, in addition to the net income for the year, the "declaration and payment of remuneration to shareholders" for the year in reference approved by the Board of Directors. The payment of the 2021 PPP amounts remains associated with the compliance of the Company's performance metrics and the individual performance of employees.

In the period from January to September 2021, the company provisioned R$1,857 (R$1,727 in the parent company) related to variable compensation of employees for the year 2021, recorded in other operating expenses.

In February 2021, the company advanced part of the PPP 2020 amount to employees in the amount of R$651. On April 14, 2021, the supplement was paid, in the amount of R$1,996, totaling R$2,647.

12.3	Profit sharing (PLR)

At December 29, 2020, the 17 unions representing onshore employees had signed the agreement for the PLR for the next two years (2021/2022) before the deadline determined by the Collective Labor Agreement (ACT). Among the offshore employees, only Sindmestre (Sindicato Nacional dos Mestres de Cabotagem e dos Contra Mestres em Transportes Marítimos) had signed the agreement within the period defined by the ACT.

The PLR 2021/2022 regulation covers employees who do not occupy gratified functions and provides for individual limits according to the remuneration of the participants.

In order for PLR to be triggered in the years 2021 and 2022, in addition to the PLR agreement being signed, the following triggers / requirements must be met: i) approval of dividend distribution by the Annual General Meeting (AGO); ii) calculation of net income in the reference year; and iii) reaching the average percentage, weighted by weight, of the set of indicator targets of at least 80%.

The maximum amount of PLR to be distributed is limited to 5% of adjusted Ebitda, 6.25% of net income and 25% of dividends distributed to shareholders, in each year, whichever is lower.

In the period from January to September 2021, the Company provisioned R$ 496 (R$ 440 in the Parent Company) referring to employees' profit sharing for the year 2021, recorded in other operating expenses.

13	Employee benefits (Post-Employment)

Represents the company's obligation, net of collateral assets, when applicable, and discounted to present value and calculated annually by an independent actuary, in accordance with the methodology established in CPC 33 (R1) - Employee Benefits, approved by CVM Resolution No. 695/ 2012, which diverges from the accounting practices adopted by pension funds regulated by the National Council for Complementary Pensions (Conselho Nacional de Previdência Complementar).

The balances related to post-employment benefits granted to employees are shown below:

30

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2021	12.31.2020
Liabilities
Health Care Plan (Saúde Petrobras)	27,217	27,836
Petros Pension Plan - Renegotiated (PPSP-R) (*)	21,917	31,265
Petros Pension Plan - Non-renegotiated (PPSP-NR) (*)	6,233	8,424
Petros Pension Plan - Renegotiated Pre-70 (PPSP-R Pre-70)	5,623	7,837
Petros Pension Plan - Non-renegotiated Pre-70 (PPSP-NR Pre-70)	3,738	5,588
Petros 2 Pension Plan (PP2)	2,772	2,477
Other plans	81	76
Total	67,581	83,503
Current	3,744	8,049
Non-current	63,837	75,454
Total	67,581	83,503

(*) In 2020, includes the obligation with contribution related to the review of the lump sum death benefit.

31

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The movement of obligations with pension and health plans with defined benefit characteristics is shown below:

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes in the net actuarial liability
Balance as of January 1,	39.102	14.012	2.477	27.836	76	83.503
Recognized in the Statement of Income	1.919	711	295	6.656	5	9.586
Costs incurred in the period	(5)	(1)	−	4.518	−	4.512
- Present value of the obligation	(3.672)	(168)	−	4.518	−	678
- Value of guarantor asset - transfer to equity in PP3	2.494	114	−	−	−	2.608
- Sponsor's contribution to PP3	1.173	53	−	−	−	1.226
Current service cost	52	3	157	670	−	882
Net interest cost	1.774	680	138	1.468	5	4.065
Interest on the obligations with contribution for the revision of the lump sum death benefit	98	29	−	−	−	127
Recognized in Equity - other comprehensive income	(6.885)	(1.769)	−	(6.034)	8	(14.680)
Remeasurement: (Gains) / Actuarial losses	(6.885)	(1.769)	−	(6.034)	8	(14.680)
Cash effects	(6.596)	(2.983)	−	(1.241)	(1)	(10.821)
Contributions paid (***)	(2.219)	(359)	−	(1.241)	(1)	(3.820)
Payments of obligations with contribution for the revision of the lump sum death benefit (**)	(1.797)	(536)	−	−	−	(2.333)
Payments related to Term of financial commitment (TFC)	(2.580)	(2.088)	−	−	−	(4.668)
Other changes	−	−	−	−	(7)	(7)
Others	−	−	−	−	(7)	(7)
Total obligation with pension and medical benefits as of September 30,2021	27.540	9.971	2.772	27.217	81	67.581
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

(**) On June 30, the company made the early settlement of the debit balance of R$2.25 billion.

(***)On September 30, the company contributed to the PP3 plan for participants who migrated from the PPSP-R and PPSP-NR plans.

	Pension plans			Health Care	Other plans
	PPSP-R (*)	PPSP-NR (*)	PP2			Total
Changes in the net actuarial liability
Balance as of January 1,	41,239	13,154	3,987	48,312	98	106,790
Recognized in the Statement of Income	454	206	571	(8,461)	14	(7,216)
Costs incurred in the period	(1,606)	(477)	280	(11,882)	1	(13,684)
Service cost	2,060	683	291	3,421	13	6,468
Recognized in Equity - other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Remeasurement effects recognized in other comprehensive income	(1,833)	1,519	(2,081)	(10,417)	(41)	(12,853)
Cash effects	(2,457)	(1,374)	−	(1,598)	(4)	(5,433)
Contributions paid	(1,324)	(416)	−	(1,598)	(4)	(3,342)
Payments related to Term of financial commitment (TFC)	(1,133)	(958)	−	−	−	(2,091)
Other changes	−	−	−	−	9	9
Others	−	−	−	−	9	9
Total as of December 31 2020	37,403	13,505	2,477	27,836	76	81,297
Obligations with contribution for the revision of the lump sum death benefit	1,699	507	−	−	−	2,206
Total obligation with pension and medical benefits as of December 31 2020	39,102	14,012	2,477	27,836	76	83,503
(*) It includes the balance of PPSP-R pre-70 and PPSP-NR pre-70.

The net expense for pension and health plans is as follows:

	Pension plans			Health care Plans
	PPSP-R (*)	PPSP-NR (*)	PP2	Saúde Petrobras	Other plans	Total
Relating to active employees (costing and result)	218	37	238	2,425	5	2,923
Related to inactive employees (other income and expenses)	1,603	645	57	4,231	−	6,536
Obligation with contributory contribution – review of lump sum death benefit (other income and expenses)	98	29	−	−	−	127
Expense recognized in income - Jan-Sep/2021	1,919	711	295	6,656	5	9,586
Expense recognized in income -Jan-Sep/2020	1,617	580	435	3,449	18	6,099
Relating to active employees (costing and result)	71	14	79	1,683	5	1,852
Related to inactive employees (other income and expenses)	509	226	19	3,549	(3)	4,300
Obligation with contributory contribution – review of lump sum death benefit (other income and expenses)	−	−	−	−	−	−
Expense recognized in income -Jul-Sep/2021	580	240	98	5,232	2	6,152
Expense recognized in income -Jul-Sep/2020	460	165	144	1,149	6	1,924

(*) Includes the balance of the PPSP-R Pre-70 and PPSP-NR Pre-70 plans.

13.1Pension plans

The management of the company's supplementary pension plans is the responsibility of the Petrobras Foundation for Social Security (Fundação Petrobras de Seguridade Social – Petros), which was incorporated by Petrobras as a private, non-profit legal entity with administrative and financial autonomy.

32

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.1.1. Petros Plan Renegotiated (PPSP-R) and Non-Renegotiated (PPSP-NR)

On March 29, 2021, the Petros Board of Directors approved the financial statements of the PPSP-R and PPSP-NR plans, ending the year 2020 with a surplus and reversing the scenario of successive deficits in the two largest defined benefit plans managed by the Foundation.

The main differences in accounting practices adopted in Brazil (Conselho Nacional de Previdência Complementar and CVM) between the Pension Fund and the Sponsor to calculate the actuarial commitment are shown below:

		2020
	PPSP-R	PPSP-NR
Accumulated surplus according to CNPC – Petros Foundation	(968)	(536)
Financial assumptions	19,090	5,830
Ordinary and extraordinary sponsor contributions	13,798	3,981
Changes in fair value of plan assets (*)	10,744	4,778
Others (including Actuarial valuation method)	(5,261)	(548)
Net actuarial liability according to CVM - Sponsor Company	37,403	13,505
(*) Includes balance of accounts receivable resulting from the Financial Commitment Term - TCF signed with Petrobras, and which Petros recognizes as equity.

Migration to PP3 and intermediate revision of PPSP-R and PPSP-NR

The PP-3 is a defined contribution (CD) pension option, which served as a voluntary and exclusive migration for participants and beneficiaries of the PPSP-R and PPSP-NR plans, both Post-70.

On January 27, 2021, the creation of the Petros Plan 3 (PP-3) was approved by responsible public agencies, as well as the changes in the regulations of the PPSP-R and PPSP-NR plans, both post-70, basically predicting the process of migration of participants to PP-3.

The application deadline for PP3 ended on April 30, 2021. The option for migration is irreversible and irrevocable, in addition to terminating any and all relationship with the plan of origin.

On June 15, 2021, the validation stage of the PP-3 applications was completed, totaling 2,176 applications granted and the technical and administrative feasibility studies of the new defined contribution plan were completed, allowing its implementation as from August 2021.

Considering the feasibility of PP-3, the option to migrate to the new plan being irreversible and irrevocable and the need to measure the cost of the past service, Petrobras carried out an intermediate review of the PPSP-R and PPSP-NR plans in the second quarter of 2021, which resulted in a reduction in liabilities of R$8,660, as a contra entry to: (i) R$6 of gain in income for the cost of past service of the 2,176 participants who opted for the migration, as shown in the movement of plan obligations; and (ii) R$8,654 of gain in other comprehensive income in shareholders' equity, mainly due to the increase in the discount rate applied to plan liabilities.

The average duration of the actuarial liability of the PPSP-R and PPSP-NR plans, after the remeasurement of the liability, is 12.77 years and 11.99 years, respectively (12.43 years and 11.51 years as of December 31, 2020, respectively).

On September 9, 2021, Petrobras made a contribution to PP-3 in the amount of R$1,274, of which R$1,221 related to participants who migrated from the PPSP-R plan and R$53 from the PPSP-NR plan, less the value of the contribution for the revision of the lump sum death benefit in the amount of R$92, provided for in the plan for solving the deficit of the PPSP-R and PPSP-NR plans settled in June 2021.

a) Actuarial assumptions

The actuarial assumptions used to carry out the intermediate actuarial valuation in the 2nd quarter of 2021, compared to those adopted in the December 2020 actuarial valuation, were not updated, except for the discount rate assumption, which increased by 0.68 pp when compared to the real discount rates of 4.27% and 3.59% (as of May 31, 2021 and December 31, 2020, respectively) in the PPSP-R and 0.70 pp when compared to the discount rates of 4.23% and 3.53% (as of May 31, 2021 and December 31, 2020, respectively) in the PPSP–NR.

13.1.2 Petros Plan 2 (PP2)

The Petros 2 Plan has a defined contribution portion whose payments are recognized in income. In the period from January to September 2021, the company's contribution to the defined contribution portion of the Petros Plan 2 was R$ 618 (R$ 640, for the period from January to September 2020).

33

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

13.2	Health Care Plan

In 2020, Petrobras' Board of Directors approved a new management model for Multidisciplinary Health Care. As of April 1, 2021, the management of the health plan started to be carried out by a non-profit civil association, called Petrobras Health Association (Associação Petrobras de Saúde - APS), maintaining the self-management modality that complies with the requirements of the National Supplementary Health Agency (Agência Nacional de Saúde Suplementar - ANS).

With the transfer to the new management model, there was no change in sponsors, benefits, coverage or scope, as well as accounting effects.

On September 30, 2021, the enactment of Legislative Decree No. 26/2021, on the date of its publication, suspends the effects of CGPAR Resolution No. 23/2018, which established parity limit for costing the health care benefit between state-owned companies and employees.

Considering the conditions established that the company and the union entities established in the collective agreement 2020-2022, the participation that, from January 2022 would be in the proportion of 50% (fifty percent) between the company and the participants, will be 60% (sixty percent) of the expenses covered by the company and the remaining 40% (forty percent) by the participants. As a result of this change, the company carried out an interim review of the actuarial liability of the health plan.

Thus, the interim review in the 3rd quarter of 2021 resulted in a reduction in liabilities of R$1,516, as a contra entry to: (i) 4,518 in income at past service cost arising from the change in benefit; and (ii) 6,034 gain in other comprehensive income in shareholders' equity, due to the revision of actuarial assumptions, mainly due to the increase in the real discount rate applied to the plan's liabilities of 4.81% and 3.76% (as of August 31, 2021 and December 31, 2020, respectively) and by the reduction in the variation of hospital medical costs - VCMH by 4.66% and 6.17% (from August 31, 2021 and December 31, 2020, respectively).

The other actuarial assumptions used to carry out the intermediate actuarial valuation, compared to those adopted in the December 2020 actuarial valuation, were not updated.

14	Provisions for legal proceedings

14.1Provisions for legal proceedings, judicial deposits and contingent liabilities

The Company recognizes provisions based on the best estimate of the costs of proceedings for which it is probable that an outflow of resources embodying economic benefits will be required and that can be reliably estimated. These proceedings mainly include:

·	Labor claims, in particular: (i) opt-out claims related to a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated; and (ii) actions of outsourced employees;
·	Tax claims including: (i) claims relating to Brazilian federal tax credits applied that were disallowed; (ii) non-payment of social security contributions on bonuses;
·	Civil claims, in particular: (i) lawsuits related to contracts; (ii) royalties and production taxes, including royalties over shale extraction; and (iii) penalties applied by ANP relating to measurement systems.
·	Environmental claims, specially: (i) compensation and fines relating to an environmental accident in the State of Paraná in 2000; and (ii) fines relating to the Company’s offshore operation.

Provisions for legal proceedings are set out as follows:

	Consolidated
Current and Non-current liabilities	09.30.2021	12.31.2020
Labor claims	3,800	3,667
Tax claims	1,740	2,538
Civil claims	4,155	3,706
Environmental claims	2,295	1,516
Total	11,990	11,427

34

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2021	12.31.2020
Opening Balance	11,427	12,546
Additions, net of reversals	2,173	2,494
Use of provision	(2,041)	(3,814)
Accruals and charges	384	104
Transfer to held for sale	(15)	−
Others	62	97
Closing balance	11,990	11,427

In preparing its consolidated financial statements for the period ended on September 30, 2021, the Company considered all available information concerning legal proceedings in which the Company is a defendant, in order to estimate the amounts of obligations and probability that outflows of resources will be required.

In the period from January to September 2021, the increase in liabilities is mainly due to changes in the following cases: (i) R$ 801 for the transfer to probable loss in actions related to indemnities and fines arising from the environmental accident that occurred in 2000 in the State of Paraná; (ii) R$626 in the provision for civil litigation involving contractual issues; (iii) R$215 in the provision for arbitration proceedings arising from a subsidiary agreement; and (iv) R$151 in the provision for fines for regulatory agencies, mainly offset by: (v) reduction of R$1,157 for the review of tax contingencies within the scope of the amnesty program of the state of Rio de Janeiro, as per the explanatory note 11.2; and (vi) reduction of R$ 376 due to the agreement reached in the arbitration of engineering contracts in platforms arising from subsidiaries abroad.

14.2	Judicial deposits

Judicial deposits made in connection with legal proceedings are set out in the table below according to the nature of the corresponding lawsuits:

	Consolidated
Non-current assets	09.30.2021	12.31.2020
Tax	30,852	26,785
Labor	4,415	4,317
Civil	6,435	5,688
Environmental	571	588
Others	418	460
Total	42,691	37,838

	Consolidated
	09.30.2021	12.31.2020
Opening Balance	37,838	33,198
Additions	4,385	4,672
Use	(359)	(441)
Accruals and charges	811	431
Transfer to held for sale	(3)	−
Others	19	(22)
Closing balance	42,691	37,838

In the period from January to September 2021, the Company made judicial deposits in the amount of R$4,385, including: (i) R$1,430 referring to Corporate Income Tax and Social Contribution for not adding the income of subsidiaries and affiliates domiciled abroad to the calculation base of the Parent Company's Corporate Income Tax and Social Contribution; (ii) R$1,267 referring to the unification of fields (Cernambi, Tupi, Tartaruga Verde and Tartaruga Mestiça); (iii) R$852 referring to the levy of withholding income tax related to platform chartering; (iv) R$506 referring to Corporate Income Tax and Social Contribution deducting expenses with Petros; and (v) R$ 651 referring to various judicial deposits of a tax nature, mainly offset by: (vi) R$ 722 referring to the redemption of a civil deposit made in an indemnity action based on the unilateral termination of the Excise Tax (IPI) credit assignment agreement.

14.3	Contingent liabilities

The estimates of contingent liabilities for legal proceedings are indexed to inflation and updated by applicable interest rates. As of September 30, 2021, estimated contingent liabilities for which the possibility of loss is not considered remote are set out in the following table:

	Consolidated
Nature	09.30.2021	12.31.2020
Tax	131,480	127,375
Labor	39,379	42,505
Civil – General	29,015	24,012
Civil – Environmental	5,941	7,613
Total	205,815	201,505

The main contingent liabilities are:

35

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

·	Tax matters comprising: i) withholding income tax (IRRF), Contribution of Intervention in the Economic Domain (CIDE), Social Integration Program (PIS) and Contribution to Social Security Financing (COFINS) on remittances for payments of vessel charters; (ii) income from foreign subsidiaries and associates located outside Brazil not included in the computation of taxable income (IRPJ and CSLL); (iii) tax on services provided offshore (ISS); (iv) requests to compensate federal taxes disallowed by the Brazilian Federal Tax Authority; (v) collection and crediting of ICMS VAT tax by several states; and (vi) collection of social security contributions over payments of bonuses.
·	Labor matters comprising mainly actions requiring a review of the methodology by which the minimum compensation based on an employee's position and work schedule (Remuneração Mínima por Nível e Regime - RMNR) is calculated;
·	Civil lawsuits, highlighting: (i) administrative and legal proceedings that discuss differences in special participations and royalties in different fields; (ii) lawsuits challenging the state monopoly of piped gas services; (iii) fines from regulatory agencies; and (iv) claims involving contracts;
·	Environmental matters with emphasis on indemnities and reparations for environmental damages and fines related to the company's operation.

In the period from January to September 2021, the increase in liabilities is mainly due to the following events: (i) R$3,444 in civil litigation involving contractual issues; (ii) R$1,487 referring to actions involving the collection of VAT Tax (ICMS) on inventory differences and on added value; (iii) R$785 referring to administrative and legal proceedings discussing the difference in special participation and royalties in several fields, including the unification of fields; (iv) R$767 referring to the incidence of withholding income tax, CIDE and PIS/COFINS related to platform chartering; (v) R$725 referring to lawsuits involving the collection of Corporate Income Tax and Social Contribution Tax in the deduction of expenses with Petros; and (vi) R$578 related to requests for offsetting federal taxes not approved by the Federal Revenue Service of Brazil. This effect was partially offset by (vii) a reduction of R$ 2,859, based on the publication of the judgment of the Constitutional Declaratory Action (ADC) No. 58 by the Federal Supreme Court, in relation to the financial adjustment indexes applied to labor debts in collective actions in which labor unions question the calculation formula of the Minimum Remuneration by Level and Work Regime (RMNR) Supplement; and (viii) R$1,769 for the review of amounts and transfer to probable loss in environmental damages and fines actions related to the company's operation.

14.4	RMNR - Minimum Remuneration by Level and Work Regime

As of September 30, 2021, there are several lawsuits related to the Minimum Remuneration by Level and Work Regime (RMNR), with the objective of revising its calculation criteria.

The RMNR consists of a guaranteed minimum remuneration for employees, based on salary level, working conditions and geographic location. This compensation policy was created and implemented by Petrobras in 2007 through collective bargaining with union representatives, and approved at employee meetings, being questioned only three years after its implementation.

In 2018, the Superior Labor Court (TST) ruled against the Company, which filed extraordinary appeals against its decision. However, the Federal Supreme Court (STF) suspended the effects of the decision rendered by the TST and determined the national suspension of the ongoing processes related to the RMNR.

On July 29, 2021, a monocratic decision was published in which the Reporting Justice granted the Extraordinary Appeal filed in one of the proceedings to reestablish the judgment that dismissed the copyright requests, accepting the Company's thesis and recognizing the validity of the collective bargaining agreement freely signed between Petrobras and the labor unions, reversing the decision of the TST.

This decision was the subject of an Interlocutory Appeal filed by the Unions and has not yet become final and unappealable, with no effects on the company's financial statements as of September 30, 2021, which present R$ 744 classified as probable loss, recognized in liabilities as a provision for lawsuits and administrative proceedings, and R$32,110 classified as a possible loss, included in the explanatory note of lawsuits not provisioned.

14.5	Class action and related proceedings

Regarding the class action in the Netherlands, on May 26, 2021, the Court ruled that the class action must continue and that the arbitration clause of Petrobras' Bylaws does not prevent the company's shareholders from having access to the Dutch Judiciary and being represented by the Foundation. However, investors who have already started arbitration against Petrobras or who are parties to legal proceedings in which the applicability of the arbitration clause has been definitively recognized are excluded from the action.

The class action moved to the stage of discussion of issues of merit. For more information, see explanatory note 20.4.1 to the financial statements for the year ended December 31, 2020.

36

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

In the Argentine arbitration, detailed in item 20.4.3 of the financial statements for the year ended December 31, 2020, the appeal filed by the Association has not yet been judged by the Argentine Supreme Court.

As for the criminal actions in Argentina, detailed in item 20.5 of the financial statements for the year ended December 31, 2020, within the scope of the action related to the alleged fraudulent offer of securities, on October 21, 2021, after appeal by the Association, the Court of Appeals revoked the lower court decision that recognized Petrobras' immunity from jurisdiction. The same Court recommended that the lower court take some steps to certify whether the company could be considered criminally immune in Argentina for a subsequent reassessment of the matter. On the same occasion, the Court of Appeals recognized that the Association could not function as a representative of financial consumers, due to the loss of its registration with the competent Argentine bodies. Appeal against the decisions.

In relation to the action on alleged non-compliance with the obligation to disclose "material fact", on March 4, 2021, the Court (Room A of the Economic Criminal Chamber) decided that the jurisdiction to judge this criminal action should be transferred from the Criminal Economic Court No. 3 of the city of Buenos Aires to the Criminal Economic Court No. 2 of that same city.

14.6           Arbitrations in Brazil

In the period from January to September 2021, there were no events that changed the assessment and information about arbitrations in Brazil.

For more information, see note 20.4.2 to the financial statements for the year ended December 31, 2020.

14.7	Tax recoveries under dispute
14.7.1	Deduction of VAT tax (ICMS) from the basis of calculation of PIS and COFINS

The Company filed complaints against Brazilian Federal Government challenging the constitutionality of the inclusion, from 2001 to 2020, of ICMS within the calculation basis of PIS and COFINS. The Company obtained a favorable and definitive court decision on this claim, recognizing that Petrobras had the right to offset the amounts unduly paid under PIS and COFINS, with this decision being final and the respective asset recognized in the year 2020, according to note 17 of the financial statements of the year ended on December 31, 2020.

The credit recognized in assets refers to the exclusion of the ICMS VAT Tax actually collected from the calculation basis of PIS and COFINS contributions, as directed by the Federal Revenue Service of Brazil (COSIT Consultation Solution 13), while the difference for the ICMS VAT Tax criterion highlighted in the invoice was not recorded in assets, as it was depending on a decision by the Federal Court of Justice (STF).

On May 14, 2021, the extract from the minutes of the STF judgment on the motion for clarification filed by the Federal Government was published and it was clear that the criterion to be used for VAT Tax (ICMS) calculation purposes in the PIS and COFINS calculation basis is the one related to the VAT Tax (ICMS) highlighted on the invoice. Based on the STF decision, Petrobras recognized the asset related to the difference between the criteria, and this amount is already being offset in the Company's tax calculation.

The effects recognized relating to the exclusion of VAT Tax (ICMS) from the PIS and COFINS basis, as well as the offset of these amounts, are presented in note 11.1.

15	Provision for decommissioning costs

The table below details the amount of the decommissioning provision by production area:

	Consolidated
	09.30.2021	12.31.2020
Opening balance	97,595	70,377
Adjustment to provision	38	29,309
Transfers related to liabilities held for sale (*)	(2,866)	(2,793)
Payments made	(2,798)	(2,293)
Interest accrued	2,940	2,925
Others	19	70
Total	94,928	97,595

(*) In the period from January to September 2021, refer to the following transfers: Polo Alagoas (R$808); Papa-Terra Field (R$773); Polo Peroá (R$595); Polo Miranga (R$ 530); and Búzios Field (R$ 160). In 2020, it mainly includes transfers of R$1,550 relating to concessions in Bahia and R$1,054 relating to concessions in Rio Grande do Norte (as per note 23 of June 30, 2021 and note 24 of December 31, 2020, respectively).

37

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

16	The “Lava Jato (Car Wash) Operation” and its effects on the Company

The Company has monitored the progress of investigations under the “Lava Jato” Operation and, in the preparation of these unaudited interim consolidated financial statements for the period ended September 30, 2021, did not identify any additional information that would affect the adopted calculation methodology to write off, in the third quarter of 2014, amounts overpaid for the acquisition of property, plant and equipment. The Company will continue to monitor these investigations for additional information in order to assess their potential impact on the adjustment made.

In addition, the Company has fully cooperated with the Brazilian Federal Police (Polícia Federal), the Brazilian Public Prosecutor’s Office (Ministério Público Federal), the Judicial Court, the Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the General Federal Inspector’s Office (Controladoria Geral da União) in the investigation of all crimes and irregularities.

In the period from January to September 2021, as a result of leniency agreements and collaboration and repatriation agreements, the reimbursement of R$ 1,197 (R$ 515 from January to September 2020) was recognized. Considering the amount recognized in previous years, Petrobras has already recovered R$ 6,145 as a result of Lava Jato Operation. These funds were presented as other operating income.

16.1	U.S. Commodity Futures Trading Commission - CFTC

On May 30, 2019, the U.S. Commodity Futures Trading Commission (“CFTC”) contacted Petrobras with an inquiry regarding trading activities related to the Lava Jato Operation. Petrobras reiterates that it continues to cooperate with the regulatory authorities, including the CFTC, regarding any inquiry.

16.2           Order of civil inquiry - Brazilian Public Prosecutor’s Office

On December 15, 2015, the State of São Paulo Public Prosecutor’s Office issued the Order of Civil Inquiry 01/2015, establishing a civil proceeding to investigate the existence of potential damages caused by Petrobras to investors in the Brazilian stock market. The Brazilian Attorney General’s Office (Procuradoria Geral da República) assessed this civil proceeding and determined that the São Paulo Public Prosecutor’s Office has no authority over this matter, which must be presided over by the Brazilian Public Prosecutor’s Office. The Company has provided all relevant information requested by the authorities.

.

38

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

17	Property, plant and equipment
17.1	By class of assets
	Consolidated						Parent
	Land, buildings and improvement	Equipment and other assets (*)	Assets under construction (**)	Exploration and development costs (oil and gas producing properties) (***)	Right-of-use assets	Total	Total
Balance at January 1,2020	17,938	283,673	88,480	164,845	87,013	641,949	662,816
Additions	1	23,819	14,825	1,883	22,671	63,199	174,429
Additions to / review of estimates of decommissioning costs	−	−	−	27,899	−	27,899	27,829
Capitalized borrowing costs	−	−	4,797	−	−	4,797	4,745
Write-offs	(26)	(2,269)	(2,266)	(1,055)	(6,588)	(12,204)	(81,011)
Transfers	(1,485)	13,724	(15,342)	6,079	(119)	2,857	1,955
Transfers to assets held for sale	(47)	(1,055)	14	(3,956)	(73)	(5,117)	(4,995)
Depreciation, amortization and depletion	(719)	(21,882)	−	(19,650)	(20,627)	(62,878)	(71,925)
Impairment recognition	(68)	(35,813)	(13,997)	(22,691)	(1,645)	(74,214)	(66,603)
Impairment reversal	−	28,522	2,479	8,296	638	39,935	22,848
Cumulative translation adjustment	218	16,221	1,265	308	1,199	19,211	−
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Accumulated cost	28,322	557,080	143,142	316,486	123,578	1,168,608	1,120,987
Accumulated depreciation, amortization, depletion and impairment	(12,510)	(252,140)	(62,887)	(154,528)	(41,109)	(523,174)	(450,899)
Balance at December 31, 2020	15,812	304,940	80,255	161,958	82,469	645,434	670,088
Additions	2	5,274	22,940	7	27,943	56,166	59,514
Additions to / review of estimates of decommissioning costs	−	−	−	1	−	1	−
Capitalized borrowing costs	−	−	3,954	−	−	3,954	3,908
Business combinations	(1)	−	−	−	−	(1)	−
Transfer of Signature Bonus	−	−	−	61,375	−	61,375	61,375
Write-offs	(2)	(3,362)	(1,941)	(8,667)	(669)	(14,641)	(14,649)
Transfers	(50)	2,755	(16,036)	13,623	11	303	(386)
Transfers to assets held for sale	(8)	(8,476)	(3,023)	(3,288)	8	(14,787)	(15,356)
Depreciation, amortization and depletion	(413)	(16,670)	−	(16,733)	(16,825)	(50,641)	(54,451)
Impairment recognition (note 19)	−	(1,007)	(1)	(46)	−	(1,054)	(1,053)
Impairment reversal (note 19)	−	7,240	537	9,415	169	17,361	17,209
Cumulative translation adjustment	(2)	57	270	73	−	398	−
Balance at September 30, 2021	15,338	290,751	86,955	217,718	93,106	703,868	726,199
Accumulated cost	23,358	542,618	147,029	370,916	142,750	1,226,671	1,177,110
Accumulated depreciation, amortization, depletion and impairment (***)	(8,020)	(251,867)	(60,074)	(153,198)	(49,644)	(522,803)	(450,911)
Balance at September 30, 2021	15,338	290,751	86,955	217,718	93,106	703,868	726,199
Weighted average useful life in years	40 (25 to 50) (except land)	20 (3 to 31)		Units of production method	8 (2 to 47)

(*) Composed of production platforms, refineries, thermoelectric plants, gas treatment units, pipelines and other operating, storage and production facilities, including subsea production equipment and flow of oil and gas depreciated by the method of the units produced.

(**) Balances by business segment are presented in note 24.

(***) Composed of exploration and production assets related to wells, abandonment of areas, signature bonuses associated with proven reserves and other expenses directly linked to exploration and production, except production platforms.

(****) In the case of lands and assets under construction, it refers only to impairment losses.

The rights-of-use comprise the following underlying assets:

Consolidated					Parent Company
	Platforms	Vessels	Buildings and others	Total	Total
2020
Accumulated cost	57,913	58,498	7,167	123,578	139,784
Accumulated depreciation, amortization, depletion and impairment	(16,447)	(21,251)	(3,411)	(41,109)	(45,198)
Balance at December 31, 2020	41,466	37,247	3,756	82,469	94,586
2021
Accumulated cost	75,894	60,212	6,644	142,750	158,616
Accumulated depreciation, amortization, depletion and impairment	(19,219)	(27,437)	(2,988)	(49,644)	(51,264)
Balance at September 30, 2021	56,675	32,775	3,656	93,106	107,352

17.2	Production Individualization Agreements

Petrobras has Production Individualization Agreements (AIP) signed in Brazil with partner companies in E&P consortia, as well as contracts resulting from divestment operations and strategic partnerships linked to these consortia. These agreements will result in equalizations payable or receivable of expenses and production volumes related to the Atapu, Berbigão, Sururu, Albacora Leste, Tartaruga Verde, Mero and other fields.

39

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The change in the amount payable is shown below:

	Consolidated
	09.30.2021	12.31.2020
Initial balance	1,925	456
Additions/write-offs in Property, Plant and Equipment	(419)	1,500
Payments made	-	(89)
Other operating (income) expenses	190	58
Final balance	1,696	1,925

As of September 30, 2021, Petrobras has an estimate of amounts payable for the execution of the AIP submitted for approval by the ANP of R$1,696 (R$1,925 as of December 31, 2020). In the period from January to September 2021, these agreements resulted in the recognition of additions and write-offs in property, plant and equipment, in addition to other net expenses of R$ 190, reflecting the best available estimate of the assumptions used in the estimation of the calculation base and the sharing of assets relevant in areas to be equalized.

17.3	Capitalization rate used to determine the amount of borrowing costs eligible for capitalization

The weighted average rate of financial charges used to determine the amount of borrowing costs without a specific destination, to be capitalized as an integral part of assets under construction, was 6.24% p.a. in the period from January to September 2021 (6.05% p.a. in the period from January to September 2020).

18	Intangible assets
18.1	By class of assets
	Consolidated				Parent Company
	Rights and Concessions	Software	Goodwill	Total	Total
Balance at January 1st, 2020	77,261	976	252	78,489	77,904
Addition	157	448	−	605	562
Capitalized borrowing costs	−	9	−	9	9
Write-offs	(922)	(16)	−	(938)	(902)
Transfers	(13)	(5)	(148)	(166)	(17)
Amortization	(37)	(295)	−	(332)	(298)
Impairment recognition	−	(30)	(31)	(61)	−
Cumulative translation adjustment	18	2	52	72	−
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Accumulated Cost	76,925	6,467	125	83,517	82,110
Accumulated amortization and impairment	(461)	(5,378)	−	(5,839)	(4,852)
Balance at December 31, 2020	76,464	1,089	125	77,678	77,258
Addition	19	514	−	533	485
Addition - Signature Bonuses	520	−	−	520	520
Capitalized borrowing costs	−	16	−	16	16
Write-offs	(51)	(5)	−	(56)	(44)
Transfers	(495)	18	−	(477)	(195)
Signature Bonuses Transfers	(61,375)	−	−	(61,375)	(61,375)
Amortization	(24)	(217)	−	(241)	(220)
Cumulative translation adjustment	3	−	−	3	−
Balance at September 30, 2021	15,061	1,415	125	16,601	16,445
Accumulated Cost	15,332	7,016	125	22,474	21,490
Accumulated amortization and impairment	(271)	(5,602)	−	(5,873)	(5,045)
Balance at September 30, 2021	15,061	1,414	125	16,601	16,445
Estimated useful life in years	(*)	5	Indefinite

(*) Mainly composed of assets with indefinite useful lives, which are reviewed annually to determine whether events and circumstances continue to support an indefinite useful life assessment.

40

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

18.2	Surpluses from Transfer of Rights

Atapu and Sepia

On April 9, 2021, the Board of Directors approved the signing of an Agreement with the Brazilian Federal Government that establishes the shares in each contract and the amount of compensation to Petrobras in the event of bidding for the excess volumes of the Transfer of Rights in the Sepia and Atapu fields. On April 14, 2021, this agreement was approved by the Ministry of Mines and Energy (MME).

With the publication of MME Ordinance No. 23/2020, complemented by Ordinance MME No. 493/2021, Petrobras and Pré-Sal Petróleo S.A (PPSA) revised and defined, prior to the bidding process for the excess volumes of the transfer of rights, the amounts of compensation to be paid for the new contracting party to Petrobras for the deferral of the cash flow in the two areas, as well as the participation in the Transfer of Rights and sharing contracts.

The Agreement between Petrobras and the Federal Government provides for the following terms: firm compensation of US$ 3,254 million for the 60.5% participation of the new contractor for the Atapu Field and of US$ 3,200 million for the 68.7% participation for the Sepia Field. In addition to these amounts, there is a forecast of an earn out, due between 2022 and 2032, when the price of Brent oil reaches an annual average above US$40/bbl (limited to US$70/bbl, for amounts greater or equal to US$ 70/bbl). Such supplements have a grace period of 1 year for payment of the 1st earn out installment, from 2023 to 2024, restated at the rate of 8.99% p.a.

The foreseen payment terms will be reflected in a Co-participation Agreement that will bind Petrobras and the new contracting parties of the areas. The Co-participation Agreement will be effective from the signing of the Production Sharing Agreement and the payment of compensation to Petrobras, when the contractors will have access to their participation in the production from the Sépia and Atapu fields.

On April 28, 2021, Petrobras expressed to the National Energy Policy Council (CNPE) its interest in the preemptive right in the Second Round of Bidding for Excess Volumes of the Transfer of Rights in the Production Sharing regime, with the expression of interest in the right preferably in the areas of Atapu and Sépia, with a percentage of 30%, considering the parameters disclosed in CNPE Resolution No. 05, of April 22, 2021, and MME Ordinance No. 08, of 19 April 2021.

The amounts corresponding to the subscription bonus to be paid, if the participation percentages are confirmed under the terms above by CNPE, will be R$ 1,201 for Atapu and R$ 2,141 for Sépia.

Búzios

On November 6, 2019, the National Agency for Petroleum, Natural Gas and Biofuels (ANP) held the First Round of Bidding for the Transfer of Rights Surplus, in which Petrobras acquired 90% of the right to explore and produce the volume exceeding the Onerous Assignment Contract for the Búzios field, in the Santos Basin pre-salt, in partnership with CNODC Brasil Petróleo e Gás Ltda. (CNODC) - 5% and CNOOC Petroleum Brasil Ltda. (CNOOC) - 5%.

The signature bonuses, corresponding to the company's interest, in the amount of R$ 61,375, was paid in the last quarter of 2019 and the Production Sharing Agreement signed with the regulatory entities in the first quarter of 2020.

a) Búzios Co-participation Agreement

On June 11, 2021, Petrobras signed with PPSA and the partners CNODC and CNOOC the Co-participation Agreement of Búzios, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Agreement of the Surplus from the Transfer of Rights for the Búzios field. The total compensation amount due to the Assignment Agreement (100% Petrobras) for the Production Sharing Agreement is US$29 billion, which will be recovered as Oil Cost by the contractors.

The amount was calculated based on the guidelines established in MME Ordinance No. 213/2019 and took into account current market parameters, as well as the deferral of the production of the volume contracted under the Transfer of Rights regime, in order to maximize the Net Present Value (NPV) of the Union and maintain Petrobras' NPV calculated based on the effective date of the Co-Participation Agreement.

Following the conditions of the agreement for the formation of the consortium to participate in the 2019 Bid, the amount of R$ 15,510 (US$ 2.9 billion) was paid by the partners CNODC and CNOOC to Petrobras in August 2021, after approval by the ANP, all conditions precedent being met. Thus, the Agreement came into force on September 1, 2021.

41

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

On the effective date of the Agreement, the assets associated with the Búzios field were partially written off, including part of the signature bonus paid by Petrobras due to the Transfer of Rights Agreement applicable to this field, in exchange for financial compensation, resulting in a transaction analogous to a sale.

Together, the contracted companies and PPSA defined the Development Plan for the field, which should result in a recoverable volume of 10,346 million boe between the effective date of the Agreement and the end of the agreement in September 2050. Said recoverable volume results in shares in the co-participated area of approximately 26% for the Assignment Agreement and 74% for the Production Sharing Agreement. Considering the participation of each company in its respective contract and the participation of each contract in the co-participated area, the participation in the area was 92.6594% for Petrobras and 3.6703% for each of the partners.

b) Reimbursement of Expenses

Expenses incurred by Petrobras in the ordinary operations of the bidding area for the benefit of the consortium, made prior to the start of the Agreement and not included in the total compensation amount, in the estimated amount of R$ 399, will be reimbursed to Petrobras by the partners CNODC and CNOOC .

c) Exercise of the Partners' Purchase Option

Within 30 days after the effective date of the Agreement, Petrobras' partners in the consortium had the right to exercise the purchase option, provided for in the agreement that established the formation of the consortium to participate in the Bid in 2019, to acquire, each one, plus 5% stake.

On September 29, 2021, the partner CNOOC expressed its interest in exercising the option to purchase the additional 5% portion. The estimated amount to be received by Petrobras in cash at the closing of the operation for the portion of CNOOC, based on the exchange rate of R$ 5.42/US$, will be US$ 2.08 billion, being: (i) US$ 1 .45 billion for compensation, subject to the adjustments provided for in the contract, which considers the same effective date of the Agreement of September 1, 2021 and; (ii) US$0.63 billion for the reimbursement of the signing bonus, referring to the additional participation of CNOOC. The values will be updated until the closing date of the transaction.

On September 30, 2021, the assets related to this transaction were reclassified to assets held for sale, described in note 23.1

The effectiveness of this transaction is subject to approval by the Administrative Council for Economic Defense (CADE), ANP and the MME.

The partner CNODC did not express an interest in exercising the option to purchase an additional 5% portion of the Production Sharing Agreement.

Thus, after the completion of the transaction to purchase an additional 5% portion by CNOOC, Petrobras will hold 85% of the exploration and production rights of the surplus volume of the Transfer of Rights in the Búzios field, while CNOOC will hold 10% and to CNODC, 5%. The share in the Shared Deposit of Búzios (Assignment Agreement, Production Sharing Agreement of the Transfer of Rights Surplus and Tambuatá Concession Agreement) will be 88.99% of Petrobras, 7.34% of CNOOC and 3.67 % of CNODC.

d) Other Information

The result of the operation, presented in other operating income, is shown below:

Consolidated
Financial compensation received (US$ 2.9 billion)	15,510
Reimbursement of expenses	399
Write-off of associated assets – Property, plant and equipment	(5,052)
Partial write-off of signature bonus	(7,338)
Total effect in the statement of income	3,519

Since this was a special auction, related to the production surplus from fields with technical and commercial feasibility already defined, the value of the signature bonus paid in the auction of the Transfer of Rights Surplus, in the amount of R$ 61,375, was transferred from intangible asset to property, plant and equipment after the Agreement becomes effective.

The effect on Petrobras' production curve, arising from the exercise of the call option by CNOOC, will only incur after the closing of the transaction, with no expected impact on the 2021 production target.

The volumes of reserves will be incorporated considering the beginning of the effectiveness of the Agreement for the Búzios field and reflected in the estimates of proved reserves for December 31, 2021.

42

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Itapu Co-participation Agreement

On July 9, 2021, Petrobras signed with Pré-sal Petróleo SA (PPSA) the Co-participation Agreement of Itapu, which will regulate the coexistence of the Transfer of Rights Agreement and the Production Sharing Agreement of the Transfer of Rights Surplus for the Itapu field, in the Santos Basin pre-salt.

Negotiations began after the tender, which took place on November 6, 2019, in which Petrobras acquired 100% of the exploration and production rights of the surplus volume of the Transfer of Rights in the Itapu field.

Together, Petrobras and PPSA defined the field's Development Plan, production curve estimates and recoverable volumes. As a result, the share in the co-participated area was 51.708% for the transfer of rights agreement, with a total recoverable volume of 350 million boe, and 48.292% for the production sharing agreement, with a total recoverable volume of 319 million boe.

The effectiveness of the Agreement is subject to approval by the ANP and the assumptions of oil and gas prices, discount rate and cost metrics used were established in MME Ordinance 213/2019.

18.3 Assignment of rights in block concession contracts in the State of Amapá

In September 2020 and April 2021, Petrobras entered into agreements, respectively, with Total E&P do Brasil LTDA (Total), currently TotalEnergies, and BP Energy do Brasil LTDA (BP), in which it assumed the full participation of these companies in the blocks located in ultra-deep waters in northern Brazil. TotalEnergies was the operator of 5 blocks, with a 40% stake while Petrobras and BP held 30% each. BP also had a 70% stake in another block, also a partner of Petrobras (30%). With the signing of these agreements, Petrobras now holds 100% interest in these six blocks.

In the third quarter of 2021, the terms of assignment of rights and amendments to the concession contracts in question were signed. As a result of these agreements, Petrobras was entitled to the amount of R$ 1,052, referring to the negotiation for the full assumption of the Minimum Exploratory Program (PEM) with the departure of the partners from the blocks, of which R$ 733 was received at the closing of the operation and the amount of R$ 319 to be received in June 2022.

The company also recorded an addition in its intangible assets, in the amount of R$466, due to the assumption of participation in the concessions, this part not having a financial effect on its cash.

The total amount resulting from the operation, in the amount of R$1,518, was recognized, as a contra entry, in other operating income.

19	Impairment

The Company assesses the recoverability of assets annually, or when there is an indication of impairment, as well as reversal of impairment losses recognized in prior years. In compliance with accounting standards and the evolution of the oil and gas market scenario, management assessed the reasonableness of the key Brent assumption, provided for in the Strategic Planning in force, in relation to the results observed in previous quarters and future estimates of prices for short term, concluding the need to update the Brent short term assumption established in the Strategic Planning 2021-2025 (PE 21-25).

Thus, in the application on the impairment tests of property, plant and equipment in the financial statements for the 3rd quarter of 2021, the Brent assumptions for the year 2021 were updated to US$ 69.40 and for the year 2022 to US$ 69, 20 (US$45.0 originally provided for in the plan for 2021 and 2022), with prices from 2023 to 2025 remaining unchanged. For oil and gas production fields in Brazil, the post-tax discount rate in constant currency was reduced from 7.1% p.a. to 6.3% p.a.

The Strategic Planning 2022-2026 (SP 22-26) is under preparation and is expected to be approved in the 4th quarter of 2021. The update of SP 22-26 will include all the economic assumptions and other variables of the company's planning.

In the period from January to September 2021, net reversals due to devaluation of R$15,353 (R$16,359 net reversals in the period from July to September 2021) were recognized in the income statement.

19.1	Property, plant and equipment

In the period from January to September 2021, net reversals due to depreciation of property, plant and equipment in the amount of R$16,306 (R$16,900 of net reversals in the period from July to September 2021) were recognized in the income for the period, mainly by:

43

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

·	Oil and gas production fields – Brazil: the company assessed the recoverability of the carrying value of assets from production fields, resulting in a reversal of impairment losses in the amount of R$17,209, mainly in Roncador CGUs (R$4,539) ; Polo Norte (R$3,772) and Polo Berbigão-Sururu (R$2,049), as a result of the change in the Brent short-term assumption;
·	Equipment and facilities related to production activity - Brazil: the company decided to permanently stop platforms P-33 and P-26 in the Marlim field, which led to the exclusion of these assets from the CGU Polo Norte and classification as isolated assets, with the recognition of impairment losses in the amount of R$1,031;
·	Equipment and facilities related to production activity – Abroad: the company relocated equipment from platforms P-72 and P-73 to producing fields in the Santos Basin. Thus, considering the expectation of future cash generation, it recognized reversal of impairment losses in the amount of R$151.

In the period from January to September of 2021, impairment losses were recognized due to the significant and adverse effects on the oil and oil products market arising from: (i) the outbreak of the COVID-19 pandemic and its effects, and (ii) failure in negotiations between members of Organization of the Petroleum Exporting Countries (OPEC) and its allies to define production levels, which contributed to an increase in the global oil supply with a significant reduction in price in early March 2020.

These events led the Company to adopt a series of measures aimed at preserving cash generation and to revise some of its key assumptions, with repercussions on the tests of recoverability in the period from January to September 2020, leading to the recognition of impairment losses in the amount of R$ 65,229, concentrated in the first quarter of 2020, with emphasis on:

·	R$ 57,619 relating to the effect of updated assumptions in the estimation of the recoverable amount of several E&P fields, notably in the following Cash Generating Units (CGU): Roncador, Marlim Sul, Polo Norte, Albacora Leste, Berbigão-Sururu group, CVIT group and Mexilhão; and
·	R$ 6,625 relating to the hibernation of fields and platforms in shallow waters, affecting CGUs Polo Norte, Ceará-Mar group and Ubarana group, as well as Caioba, Guaricema and Camorim fields.

The indicative evaluations conducted by the company throughout the third quarter of 2020 indicated the need for additional records of devaluation losses in the Camarupim oil and gas production field in the amount of R$ 258, due to the cancellation of the project. This loss was offset by impairment reversals occurred in shallow water fields and onshore fields, reclassified to the group of assets held for sale, in the amount of R$ 188, and in FAFEN SE and BA, reflecting the lease agreements initiated in the third quarter of 2020, in the amount of R$ 117.

On November 25, 2020, the Management completed and approved its Strategic Plan 2021-2025, contemplating the update of the economic assumptions, as well as its project portfolio and reserve volume estimates, which supported the recoverability tests of the assets of the fourth quarter of 2020, with the partial reversal of impairment losses recorded in the first quarter of 2020 in several oil and gas production fields in Brazil, as per note 27 of the financial statements of December 31, 2020.

19.2	Assets classified as held for sale

In the period from January to September 2021, losses on assets held for sale were also recognized in the statement of income, in the amount of R$953 (R$542 of losses in the period from July to September 2021), arising from the valuation at value fair net of selling expenses, mainly by:

·	Breitener – approval of the sale of the company Breitener Energética S.A., located in the state of Amazonas, resulting in the recognition of a loss in the amount of R$473.
·	Polo Camaçari TPPs – approval of the sale of the Arembepe, Muryci and Bahia 1 Thermoelectric Power Plants, located in Camaçari, in the state of Bahia, which resulted in the recognition of impairment losses in the amount of R$441.

In the period from January to September 2020, as a result of the approval of the company's management for the sale of fields associated with projects in the E&P segment, the company recognized reversals of losses in the amount of R$198 (R$188 in the period from July to September 2020), considering the fair value net of selling expenses.

44

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

19.3	Investment in affiliate with shares traded on stock exchanges (Petrobras Distribuidora S.A. - BR, currently Vibra Energia)

On August 26, 2020, the Board of Directors of Petrobras (CA) approved the process of disposal of its entire shareholding in Petrobras Distribuidora.

In this context, the company assessed the recoverability of the investment based on the value in use, which includes the sale value, considering the intention to sell the shares. As the value in use obtained was lower than the investment value recorded, the impairment assessments indicated the existence of an impairment loss in the amount of R$778, recognized in the third quarter of 2020. The post-tax discount rate applied was 11.1%, in nominal terms, taking into account the cost of equity, given the methodology adopted for value in use.

Continuing the sale process, on June 30, 2021, the CA approved the price per common share issued by Petrobras Distribuidora S.A., in the amount of R$ 26.00, within the scope of the public offering of secondary distribution of shares held by Petrobras, resulting in a sale amount of R$ 11,264, net of transaction costs.

The assessment of the recoverability of the investment based on the cash flow arising from the sale resulted in the recognition of reversals of net impairment losses in the amount of R$ 2,019, recorded in the period from January to June 2021. On July 5, 2021, the operation was closed, as per note 23.2.

20	Exploration and evaluation of oil and gas reserves

The exploration and evaluation activities include the search for oil and gas reserves from obtaining the legal rights to explore a specific area to the declaration of the technical and commercial viability of the reserves.

Changes in capitalized costs related to exploratory wells and the balances of amounts paid for obtaining rights and concessions for oil and natural gas exploration, both directly related to exploratory activities in unproved reserves, are presented in the following table:

	Consolidated
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs (*)	09.30.2021	12.31.2020
Property plant and equipment
Opening Balance	15,716	17,175
Additions	1,558	2,168
Write-offs	(860)	(1,066)
Transfers	(792)	(2,667)
Cumulative translation adjustment	27	106
Closing Balance	15,649	15,716
Intangible Assets	14,399	75,489
Capitalized Exploratory Well Costs / Capitalized Acquisition Costs	30,048	91,205
(*) Amounts capitalized and subsequently expensed in the same period have been excluded from this table.

Exploration costs recognized in the statement of income and cash used in oil and gas exploration and evaluation activities are set out in the following table:

		Consolidated
	2021		2020
Exploration costs recognized in the statement of income	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Geological and geophysical expenses	525	1,354	337	911
Exploration expenditures written off (includes dry wells and signature bonuses)	142	1,178	998	1,180
Contractual penalties	28	261	64	116
Other exploration expenses	1	104	48	58
	696	2,897	1,447	2,265

Cash used in:
Operating activities	526	1,458	385	969
Investment activities	1,066	2,381	585	1,932
Total cash used	1,592	3,839	970	2,901

21	Collateral for crude oil exploration concession agreements

The Company has granted collateral to ANP in connection with the performance of the Minimum Exploration Programs established in the concession agreements for petroleum exploration areas in the total amount of R$ 9,959 of which R$ 9,959 were still in force, net of commitments undertaken. The collateral comprises crude oil from previously identified producing fields, pledged as collateral, amounting to R$ 6,933 and bank guarantees of R$ 3,026.

45

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

22	Investments
22.1	Investments in associates and joint ventures (Parent Company)
	Balance at 12.31.2020	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 09.30.2021
Subsidiaries	228,777	314	(2,081)	735	9,739	11,603	506	(1,326)	248,267
Joint operations	164	−	−	−	60	−	−	(31)	193
Joint ventures	237	34	(90)	−	46	14	(6)	(105)	130
Associates (*)	12,678	−	(11,318)	(925)	7,081	393	166	(812)	7,263
Total	241,856	348	(13,489)	(190)	16,926	12,010	666	(2,274)	255,853
Other investments	19	−		(1)	−	−	−	−	18
Total	241,875	348	(13,489)	(191)	16,926	12,010	666	(2,274)	255,871
Results of companies classified as held for sale					(441)		−
					16,485		666
(*) Includes Braskem S / A.

Constitution of the Petrobras Health Association (APS) and accounting treatment of contributions

The APS has the nature of a civil association, with the purpose of carrying out social or assistance activities, in this case, non-profit health care and is being consolidated in Petrobras' financial statements, in accordance with the requirements provided for in CPC 36 (R3) - Consolidated Statements.

Through agreements signed between the sponsors and APS, transfers of financial resources are carried out for the formation of ANS' regulatory capital, with the objective of guaranteeing coverage to its beneficiaries. These resources will be recognized in the sponsors, in their individual statements, as Investments evaluated by the equity method.

As of September 30, 2021, the balance of the investment in APS is R$311, classified as subsidiaries.

22.2	Changes in investment (Consolidated)
	Balance at 12.31.2020	Investments	Transfers to held for sale	Restructuring, capital decrease and others	Results in equity-accounted investments	Cumulative translation adjustments (CTA)	Other comprehensive income	Dividends	Balance at 09.30.2021
Joint ventures	4,232	35	(1,773)	(1)	795	131	(6)	(549)	2,864
Associates (*)	12,758	44	(11,318)	(918)	7,049	398	166	(815)	7,364
Other investments	20	−	−	(1)	−	−	−	−	19
Total	17,010	79	(13,091)	(920)	7,844	529	160	(1,364)	10,247
(*) Includes Braskem S / A.
23	Disposal of assets and other changes in organizational structure

The Company has an active partnership and divestment portfolio, which takes into account opportunities for disposal of non-strategic assets in several areas in which it operates, whose development of transactions also depends on conditions beyond the control of the Company.

The divestment projects and strategic partnerships follow the procedures aligned with the guidelines of the Brazilian Federal Auditor’s Office (Tribunal de Contas da União – TCU) and the current legislation.

The major classes of assets and related liabilities classified as held for sale are shown in the following table:

46

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Consolidated
	09.30.2021					12.31.2020
	E&P	RT&M	Gas & Power	Corporate and other segments	Total	Total
Assets classified as held for sale
Cash and Cash Equivalents	−	−	32	−	32	74
Trade receivables	−	−	508	−	508	126
Inventories	−	1,611	192	−	1,803	23
Investments	1	−	1,757	60	1,818	355
Property, plant and equipment	9,017	7,134	107	−	16,258	3,318
Others	−	69	501	−	570	185
Total	9,018	8,814	3,097	60	20,989	4,081
Liabilities on assets classified as held for sale
Trade Payables	−	−	29	−	29	110
Finance debt	−	−	−	3	3	70
Provision for decommissioning costs	4,911	−	−	−	4,911	3,326
Others	−	−	277	−	277	53
Total	4,911	−	306	3	5,220	3,559

23.1           Transactions pending closing at September 30, 2021

As of September 30, 2021, the main assets and liabilities classified as held for sales include the sales shown in the table below, except for sales of onshore fields in Ceará, Bahia and Espírito Santo, whose description was presented in note 32 to the financial statements of December 31, 2020.

Transaction	Acquirer	Date of approval / signing	Transaction amount (*)	Further information
Sale of E&P assets in the state of Espírito Santo (Polo Peroá)	OP Energy e DBO Energy	January 2021	US$ 12.5 million	a
Sale of the Company’s entire interest in nine onshore fields, called Miranda group, in the state of Bahia	Miranga S.A. (structured entity), subsidiary of PetroRecôncavo S.A.	February 2021	US$135.1 million	b
Sale of shares of the company that will hold the Landulpho Alves Refinery (RLAM) and its associated logistics assets, in the state of Bahia	MC Brazil Downstream Participações, a company of the Mubadala Capital group	March 2021	US$ 1.65 billion	c
Sale of three thermoelectric plants powered by fuel oil, located in Camaçari, in the state of Bahia	São Francisco Energia S.A., a subsidiary of Global Participações em Energia S.A.	April 2021	68	d
Sale of the entire interest in a set of seven onshore and shallow water fields called Alagoas group, and of Alagoas Natural Gas Processing Unit, located in the state of Alagoas	Petromais Global Exploração e Produção S.A.	June 2021	US$ 300 million	e
Sale of the Company’s 62,5% interest in Papa-Terra field, located in the Campos basin	3R Petroleum Offshore S.A.	July 2021	US$ 15.6 million	f
Sale of the Company’s entire interest (51%) in Petrobras Gas S.A (Gaspetro)	Compass Gas e Energia S.A.	July 2021	2,030	g
Sale of 20% interest in Termelétrica Potiguar S.A. (TEP) and 40% in Companhia Energética Manauara S.A. (CEM)	Global Participações Energia S.A. through its subsidiaries	July 2021	160.3	h
Sale of the shares of the company that will hold the Isaac Sabbá Refinery (REMAN) and its associated logistics assets, in the state of Amazonas	Ream Participações S.A. (a company controlled by the partners of Atem Distribuidora de Petróleo S.A.)	August 2021	US$ 189.5 million	i
Sale of 93,7% in the Company’s entire interest in Breitener Energética S.A. (Breitener), located in the state of Amazonas	Breitener Holding Participações S.A., a wholly owned subsidiary of Ceiba Energy LP	August 2021	251	j
Exercise of the call option for additional 5% interest in the surplus volume of the Transfer of Rights Agreement of Búzios field	CNOOC Petroleum Brasil Ltda (CNOOC)	September 2021	US$ 2.08 billion	k
(*) Amounts considered at the signing of the transaction.

a) Sale of E&P assets in Espírito Santo

Amounts due to Petrobras are composed of: (i) US$ 5 million was received at the contract signing; (ii) US$ 7.5 million to be received at the transaction closing; and (iii) US$ 42.5 million as contingent receipts provided for in the contract, related to factors such as Malombe's declaration of commerciality, future oil prices and extension of the concession terms. The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

47

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

b)Sale of onshore fields in Bahia

Amounts due to Petrobras are composed of: (i) US$ 11 million received upon the contract signing; (ii) US$ 44 million to be paid at the transaction closing; and (iii) US$ 80.1 million deferred in three installments over three years from the transaction closing.

The contract provides for the receipt of conditional amounts of up to US$ 85 million, classified as contingent assets, which will only be recognized when the agreed conditions are met.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of precedent conditions, such as approval by the ANP.

c)Sale of the RLAM refinery

The agreement provides for price adjustment due to changes in working capital, net debt and investments until the transaction closing, and is subject to the fulfillment of conditions precedent. On June 9, 2021, the General Superintendence of the Administrative Council for Economic Defense (CADE) approved the sale transaction.

d) Sale of thermoelectric plants

The agreement provides for the receipt of a contingent installment to be deposited in an escrow account, depending on the favorable solution of the administrative process, being also subject to adjustments provided for in the agreement until the closing of the transaction, and the fulfillment of precedent conditions, the example of the approvals of CADE and the National Electric Energy Agency (ANEEL).

In the second quarter of 2021, the company recognized a loss of R$ 291, net of tax effects, due to the difference between the sale value and the book value of the assets.

e) Sale of onshore, shallow water fields and the Natural Gas Processing Unit - UPGN in Alagoas

Receipts term: (i) US$60 million to be received on the date of signature of the agreement and; (b) US$240 million at the closing of the transaction.

The amounts do not consider the adjustments due until the closing of the transaction, which is subject to the fulfillment of certain precedent conditions, such as approval by the ANP.

f)Sale of Papa-Terra field

The conditions and terms of receipt will occur as follows: (i) US$6.0 million received on the date of signature; and (ii) US$9.6 million at the closing of the transaction. Additionally, there are US$90.0 million in contingent receipts (contingent assets) provided for in the contract, related to the asset's production levels and future oil prices. The amounts do not consider the adjustments due and the closing of the transaction is subject to the fulfillment of precedent conditions, such as approval by the ANP.

g)Sale of Gaspetro

Receipt will be at the closing of the transaction, subject to the adjustments provided for in the contract.

The closing of the transaction is subject to the fulfillment of conditions precedent, such as approval by CADE. In addition, until the closing of the transaction, Petrobras will comply with the provisions contained in the shareholders' agreements of Gaspetro and natural gas distributors, including with regard to preemptive rights, as applicable.

h)Sale of interest in electricity companies

The amounts will be received at the closing of the transactions, being R$ 81.3 by TEP and R$ 79 by CEM, subject to the adjustments provided for in the contracts.

Transactions are subject to compliance with conditions precedent, such as CADE approval.

i)Sale of REMAN refinery assets

The conditions and terms of receipt will occur as follows: (i) US$ 28.4 million received on the date of signature of the contract, as a guarantee; and (ii) US$161.1 million to be received at the closing of the transaction, subject to adjustments provided for in the contract.

48

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The transaction is subject to the fulfillment of conditions precedent, such as approval by CADE.

j)Sale of Breitener Energética

The receipt of R$ 251 will be made at the closing of the transaction, subject to the adjustments provided for in the contract. Additionally, there is an amount of R$53 in contingent receipt, linked to Breitener's future remuneration on the sale of energy.

In the third quarter of 2021, the company recognized a loss in the amount of R$312, net of tax effects, due to the difference between the sale value and the book value of the assets.

The closing of the transaction is subject to the fulfillment of conditions precedent, such as CADE approval.

k) Transfer of Rights Agreement and the Production Sharing Agreement of the Transfer of Rights Surplus for the Búzios field

For more information on the conditions of the contracts, see Note 18.2 – Intangible Assets – Surpluses from Transfer of Rights - Búzios.

23.2           Closed transactions at September 30, 2021

Transaction	Acquirer	Signature date (S) Closing date (C)	Sale amount	Contractual amount(*) (**)	Gain (loss) (***)	Other information (****)
Sale of 30% of the Campo de Frade concession. The transaction also includes the sale of the entire stake held by Petrobras Frade Inversiones S.A (PFISA), a Petrobras subsidiary, in Frade BV.	PetroRio	S Nov/2019 C Feb/2021	206	US$ 43.5 million	474	a

Sale of the entire stake in Petrobras Uruguay Distribución S.A. (PUDSA) by Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI)	DISA Corporación Petrolífera S.A.	S Aug/2020 C Feb/2021	369	US$ 68.17 million	(14)	b

Sale of all shares (50%) in BSBios Indústria e Comércio de Biodiesel Sul Brasil S/A (BSBios) by Petrobras Biocombustível S.A.	RP Participações em Biocombustíveis S.A	S Dec/2020 C Feb/2021	253	253	(1)	c

Sale of all the 49% stakes in Eólica Mangue Seco 1 – Geradora e Comercializadora de Energia ElétricaS.A. (“Eólica Mangue Seco 1”), Eólica Mangue Seco 3 - Geradora e Comercializadora de Energia Elétrica SA ("Eólica Mangue Seco 3") and Eólica Mangue Seco 4 - Geradora e Comercializadora de Energia Elétrica SA ("Eólica Mangue Seco 4").	V2I Transmissão de Energia Elétrica S.A.	S Dec/2020 C Apr/2021	144,7	144,7	107	d

Sale of the remaining 10% stake in Nova Transportadora do Sudeste S.A. (NTS)	Nova Infraestrutura Gasodutos Participações S.A.	S Apr/2021 C Apr/2021	1539	1539	609	e

Sale of the entire 51% stake in the capital of Eólica Mangue Seco 2 - Geradora e Comercializadora de Energia Elétrica S.A. (Eólica Mangue Seco 2)	Fundo de Investimento em Participações Multiestratégia Pirineus (FIP Pirineus)	S Feb/2021 C May/2021	34,2	34,2	23	f

Sale of the entire interest in eight onshore E&P fields, jointly named Polo Rio Ventura, located in Bahia	3R Rio Ventura S.A., whole subsidiary of 3R Petroleum Óleo e Gás S.A.	S Aug/2020 C Jul/2021	285,8	US$ 53.7 million	330	g

Total sale of interest in Petrobras Distribuidora S.A. (BR)	-	S Jun/2021 C Jul/2021	11358	*11358		h

Assignment of 10% stake in the Lapa field and 10% in Lapa Oil & Gas BV	Total Energies	S Dec/2018 C Aug/2021	261,2	US$ 49.4 million	67	i

Sale of the entire 40% stake in the company GNL Gemini Comercialização e Logística de Gás Ltda (GásLocal)	White Martins Gases Industriais Ltda.	S Sep/2020 C Sep/2021	22,8	22,8	(3)	i

			14,473.7		1,592.0

(*) Considering amounts agreed upon at the signing of the transaction and converted into reais, when traded in another currency.

(**) The amount of "Receipts from the sale of assets (Divestments) in the Statement of Cash Flows" is mainly composed of amounts from the Divestment Program: partial receipt of operations from this year, installments from operations from previous years and advances related to operations not completed.

(***) Recognized in "Income from disposals, write-off of assets and result from the remeasurement of equity interests" - note 6 - Other (expenses) net operating income.

These conclusions came after the fulfillment of possible precedent conditions.

a) Sale of the Frade field

The transaction was concluded with the receipt of US$ 36 million, which includes the revenue from the sale of Petrobras' residual oil inventory, on the closing date of the transaction, after the fulfillment of all precedent conditions and adjustments provided for in contracts. In signing the contract, an additional US$ 7.5 million was received.

49

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The total transaction, of US$ 100 million, was adjusted based on the income earned by Petrobras in the period from July 1, 2019, base date of the transaction, to February 5, 2021, the closing date of the transaction. In addition, there is an amount of US$ 20 million contingent on a potential commercial discovery in the field.

b) Sale of Petrobras Uruguay Distribución S.A. (PUDSA)

The transaction was concluded with the receipt of US$ 62 million. The amount received at closing is added to the amount of US$ 6.17 million received by PUSAI on the date of the sales agreement signature. As a result of this operation, the amount of R$ 185 was reclassified to income statement as other operating expenses, resulting from the foreign exchange variation against the U.S. dollar, previously recognized in PUDSA's shareholders' equity as cumulative translation adjustment.

c) Sale of BSBios

The operation was concluded with the receipt of R$ 253, already with the adjustments provided for in the contract. In addition to this amount, R$ 67 are held in an escrow account for indemnification of eventual contingencies and will be released according to terms and conditions set forth in the contract and R$ 2 were received in advance in the form of interest on capital in December 2020.

d) Sales of Mangue Seco 1, 3 and 4

The transactions were concluded with the receipt of R$44 (Eólica 1) and R$78.2 (Eólicas 3 and 4), with the adjustments provided for in the share purchase agreement. In relation to Eólicas 3 and 4, it is added to the amount of R$ 22.5 received upon signing the agreement, totaling R$ 100.7 for these assets.

e) Sale of a 10% interest in NTS

The operation was concluded with the receipt of R$ 1,539, on the date of signature and conclusion of the sale, after adjustments provided for in the agreement depending on the base date of the operation.

f) Sale of Mangue Seco 2

The transaction results from the exercise of preemptive rights by Pirineus, in accordance with the shareholders' agreement of Eólica Mangue Seco 2.

The transaction was concluded with a total receipt of R$34.2, already with the adjustments provided for in the share purchase and sale agreement.

g) Sale of Polo Rio Ventura

Receipt took place in July 2021, in the amount of US$ 33.9 million, already with the adjustments provided for in the contract. The amount received at closing adds to the amount of US$ 3.8 million received upon signing the sales contract, in August 2020.

The company will still receive the following installments, subject to adjustments: (i) US$16 million to be received in January 2024; and (ii) US$43.2 million in contingent receipts related to future oil prices. Of this contingent amount, the company recognized R$116 (equivalent to US$21.6 million) in other operating income in September 2021.

h) Total sale of interest in Petrobras Distribuidora S.A. (BR) – currently Vibra Energia

On June 17, 2021, Petrobras filed the request for registration of a public offering of secondary distribution of common shares issued by Petrobras Distribuidora S.A. (BR), with disclosure of the Preliminary Offering Prospect. The percentage of shares offered was 37.5% of BR's share capital, which corresponds to the total interest currently held by Petrobras.

On June 30, 2021, Petrobras approved the price per common share issued by BR in the amount of R$26.00, within the scope of the public offering of secondary distribution of shares, totaling R$11,358. In this context, there was a net reversal of impairment in the amount of R$ 2,019, in the period from January to June 2021, mainly recorded in the 2nd quarter of 2021, as per note 19.

On July 5, 2021, the public offering for the secondary distribution of common shares issued by Petrobras Distribuidora SA (BR) was closed, in the total amount of R$11,358, with the company receiving the net amount of transaction costs (R$11,264).

50

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

i) Assignment of participation in the Lapa field

In 2018, the company exercised the option to sell the remaining 10% of Petrobras' interest in the Lapa Field, including the assignment of the remaining 10% of the interest held by Petrobras Netherlands BV (PNBV) in Lapa Oil & Gas BV, as per explanatory note 10.1 of the 2018 financial statements. In August 2021, the transaction was completed with the receipt of US$49.4 million, already with the adjustments provided for in the contract.

Additionally, in August 2021, there was a price adjustment for the transfer of rights in the Lapa and Iara fields by Petrobras and the interests held by PNBV in Lapa BV and Iara BV (see note 10.1 of the 2018 financial statements), with recognition of R$116.6, as other operating income.

j) Sale of interest in GasLocal

The agreement ended controversies arising from the activities of the Gemini Consortium and GásLocal, in particular pending arbitration and matters under judicial discussion. It also provides for adjustments in the commercial conditions for the supply of gas by Petrobras, as a consortium member of the Gemini Consortium, by the end of 2023, in compliance with CADE's determination.

Receipt: (i) R$56.0 million received upon signing the agreement; and (ii) R$4.6 million, subject to corrections provided for in the respective agreement, to be received within a period of up to 13 months from the closing date of the agreement.

23.3           Other operations

On January 5, 2021, Petrobras acquired 100% of the shares of the structured entity Company for the Development and Modernization of Industrial Plants (CDMPI) for R$ 50 thousand. The difference between the amount paid and CDMPI's negative shareholders' equity, in the amount of R$ 3,716, was classified as a capital transaction and reduced the shareholders' equity attributable to shareholders of Petrobras, in return for the increase in the shareholders' equity of non-controlling interests, since Petrobras already controlled its operations before the acquisition. On April 14, 2021, Petrobras' Extraordinary General Meeting resolved and approved the merger of CDMPI.

23.4           Contingent Assets on Asset Sales

a) Pampo and Enchova

On July 15, 2020, Petrobras completed the sale of its entire interest in the ten fields that comprise the Pampo and Enchova Poles to Trident Energy do Brasil Ltda, as per note 33.2 of the financial statements for the year ended December 31, 2020. Among the conditions agreed upon, receipts are conditioned to Brent scenarios, with a value of up to US$ 650 million. Of this contingent amount, the company recognized R$152 in other operating income in September 2021.

23.5           Cash flows from sales of interest with loss of control

The sales of equity interest that resulted in loss of control and the cash flows arising from these transactions are shown below:

	Cash received	Cash and cash equivalents in subsidiaries with loss of control	Net Proceeds
Jan-Sep/2021
PUDSA	334	81	253
Total	334	81	253
Jan-Sep/2020
Petrobras Oil & Gas B.V.(PO&GBV) (*)	1,144	−	1,144
Total	1,144	−	1,144
(*) Amount of US $ 276 million received on the closing date of the transaction.

24	Assets by operating segment

The segmented information reflects the evaluation structure of senior management in relation to performance and the allocation of resources to the business.

51

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Consolidated assets by operating segment - 09.30.2021
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	26,544	71,406	19,537	77,522	(28,675)	166,334
Non-current assets	605,505	119,916	36,364	46,574	(4)	808,355
Long-term receivables	26,508	12,692	1,642	36,801	(4)	77,639
Investments	2,232	7,248	658	109	−	10,247
Property, plant and equipment	561,997	99,456	33,682	8,733	−	703,868
Operating assets	503,310	85,748	20,519	7,336	−	616,913
Under construction	58,687	13,708	13,163	1,397	−	86,955
Intangible assets	14,768	520	382	931	−	16,601
Total Assets	632,049	191,322	55,901	124,096	(28,679)	974,689

Consolidated assets by operating segment - 12.31.2020
	Exploration and Production	Refining, Transportation & Marketing	Gas & Power	Corporate	Eliminations	Total
Current assets	27,713	42,455	10,264	79,700	(17,809)	142,323
Non-current assets	597,341	124,092	43,241	80,413	9	845,096
Long-term receivables	24,657	13,196	5,070	62,042	9	104,974
Investments	2,026	2,081	3,152	9,751	−	17,010
Property, plant and equipment	494,838	108,308	34,373	7,915	−	645,434
Operating assets	441,285	95,122	22,345	6,427	−	565,179
Under construction	53,553	13,186	12,028	1,488	−	80,255
Intangible assets	75,820	507	646	705	−	77,678
Total Assets	625,054	166,547	53,505	160,113	(17,800)	987,419

25	Finance debt
25.1	Balance by type of finance debt
	Consolidated
	09.30.2021	12.31.2020
Banking Market	6,800	26,069
Capital Market	13,661	13,053
Development banks	4,420	6,836
Others	43	51
Total	24,924	46,009
Banking Market	50,443	70,576
Capital Market	107,165	143,557
Development banks	−	1,047
Export Credit Agency	16,168	17,793
Others	1,013	1,056
Total	174,789	234,029
Total finance debt	199,713	280,038
Current	18,588	21,751
Noncurrent	181,125	258,287

Current finance debt is composed of:

	Consolidated
	09.30.2021	12.31.2020
Short-term debt	632	5,926
Current portion of long-term debt	15,463	12,382
Accrued interest on short and long-term debt	2,493	3,443
Total	18,588	21,751

On September 30, 2021, there were no defaults, breaches of covenants or adverse changes in clauses that resulted in changes to the payment terms of loan and financing agreements. There was no change in the guarantees required in relation to December 31, 2020.

25.2	Changes in finance debt and reconciliation with cash flows from financing activities
	Balance at 12.31.2019	Additions	Principal amorti zation (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	CTA	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 12.31.2020
In Brazil	43,251	7,294	(5,543)	(1,720)	2,034	693	−	−	−	46,009
Abroad	211,731	78,229	(122,397)	(14,958)	16,427	7,830	57,593	(398)	(28)	234,029
Total	254,982	85,523	(127,940)	(16,678)	18,461	8,523	57,593	(398)	(28)	280,038

52

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Balance at 12.31.2020	Additions	Principal amortization (*)	Interest amorti zation (*)	Accrued interest (**)	Foreign exchange/ inflation indexation charges	Cumulative translation adjustment (CTA)	Modification of contractual cash flows	Transfer to liabilities classified as held for sale	Balance at 09.30.2021
In Brazil	46,009	−	(22,004)	(1,299)	1,288	930	−	−	−	24,924
Abroad	234,029	8,921	(79,083)	(8,553)	10,518	499	8,458	−	−	174,789
Total	280,038	8,921	(101,087)	(9,852)	11,806	1,429	8,458	−	−	199,713
Debt restructuring		−	(5,813)	−
Deposits linked to financing (***)		−	(1,499)	(290)
Net cash used in financing activities		8,921	(108,399)	(10,142)
(*)It includes pre-payments.
(**)It includes premium and discount over notional amounts, as well as gains and losses by modifications in contractual cash flows.

(***) Amounts deposited for payment of obligations related to financing raised with the China Development Bank (CDB), with semiannual settlements in June and December.

In the period from January to September 2021, the settlement of old debts and the management of liabilities were carried out with own resources, in addition to raising funds in the international capital market, aiming at improving the debt profile and better adapting to maturity terms long-term investments.

The Company repaid several finance debts, in the amount of R$ 118,541 notably: (i) prepayment of banking loans in the domestic and international market totaling R$ 32,798; (ii) R$ 51,304 to repurchase and withdraw of global bonds previously issued by the Company in the capital market, with net premium paid to bond holders amounting to R$ 5,798; and (iii) total prepayment of R$ 3,123 for loans with development agencies.

The company raised R$ 7,257 through bonds issued in the international capital market (Global Notes) maturing in 2051.

25.3	Summarized information on current and non-current finance debt
	Consolidated
Maturity in	2021	2022	2023	2024	2025	2026 onwards	Total (**)	Fair value

Financing in U.S. Dollars (US$)(*):	6,268	11,486	13,922	18,234	14,938	93,125	157,973	173,003
Floating rate debt	4,404	11,486	13,922	14,549	10,518	11,100	65,979
Fixed rate debt	1,864	−	−	3,685	4,420	82,025	91,994
Average interest rate	4.4%	4.9%	5.0%	5.4%	5.6%	6.5%	6.1%
Financing in Brazilian Reais (R$):	750	4,929	2,271	3,406	1,173	12,395	24,924	26,722
Floating rate debt	95	3,568	1,468	1,468	725	3,491	10,815
Fixed rate debt	655	1,361	803	1,938	448	8,904	14,109
Average interest rate	3.6%	5.3%	5.1%	4.8%	4.4%	4.3%	4.5%
Financing in Euro (€):	194	−	−	76	2,734	3,692	6,696	7,638
Fixed rate debt	194	−	−	76	2,734	3,692	6,696
Average interest rate	4.7%	-	-	4.7%	4.7%	4.7%	4.7%
Financing in Pound Sterling (£):	353	−	−	−	−	9,767	10,120	11,569
Fixed rate debt	353	−	−	−	−	9,767	10,120
Average interest rate	6.2%	−	−	−	−	6.4%	6.3%
Total on September 30, 2021	7,565	16,415	16,193	21,716	18,845	118,979	199,713	218,932
Average interest rate	4.4%	5.0%	5.0%	5.3%	5.5%	6.4%	6.0%
Total on December 31, 2020	21,751	17,055	30,620	30,977	32,373	147,262	280,038	319,689
Average interest rate	4.6%	4.8%	4.8%	5.1%	5.2%	6.4%	5.9%

(*) Includes debt raised in Brazil (in Brazilian reais) indexed to the U.S. dollar.
(**)The average maturity of outstanding debt as of September 30, 2021 is 13.50 years (11.71 years as of December 31, 2020).

As of September 30, 2021, the fair values of financing are mainly determined by using:

Level 1 - prices quoted in active markets, when applicable, in the amount of R$ 118,036 (R$ 172,717, on December 31, 2020); and

Level 2 - cash flow method discounted by the spot rates interpolated from the indexes (or proxies) of the respective financing, observed to the pegged currencies, and by the credit risk of Petrobras, in the amount of R$ 100,896 (R$ 146,972, on December 31, 2020).

The sensitivity analysis for financial instruments subject to foreign exchange variation is set out in note 29.3.

53

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The nominal (undiscounted) flow of principal and interest on financing, by maturity, is shown below:

	Consolidated
Maturity	2021	2022	2023	2024	2025	2026 onwards	09.30.2021	12.31.2020
Principal	4,727	16,755	16,717	22,172	19,244	124,809	204,424	286,503
Interest	2,379	9,385	8,503	8,136	7,297	130,949	166,649	202,425
Total (*)	7,106	26,140	25,220	30,308	26,541	255,758	371,073	488,928
(*)The nominal flow of leases is found in note 26. .

25.4	Lines of credit
				09.30.2021
Company	Financial institution	Date	Maturity	Available (Lines of Credit)	Used	Balance
Abroad (in US$ million)
PGT BV	Syndicate of banks	3/7/2018	2/7/2023	4,350	−	4,350
PGT BV	Syndicate of banks (*)	3/27/2019	2/27/2024	3,250	−	3,250
PGT BV	The Export - Import Bank of China	12/23/2019	12/27/2021	750	714	36

Total				8,350	714	7,636
In Brazil
Petrobras	Banco do Brasil	3/23/2018	1/26/2023	2,000	−	2,000
Petrobras	Bradesco	6/1/2018	5/31/2023	2,000	−	2,000
Petrobras	Banco do Brasil	10/4/2018	9/5/2025	2,000	−	2,000
Transpetro	Caixa Econômica Federal	11/23/2010	Not defined	329	−	329
Total				6,329	-	6,329
(*) In April 2021, Petrobras extended part of the Revolving Credit Facility. Hence, US$2,050 will be available from February 28, 2024 to February 27, 2026.

26          Lease liabilities

The leases mainly include oil and natural gas production units, drilling rigs and other exploration and production equipment, ships, support vessels, helicopters, land and buildings. The movement of lease contracts recognized as liabilities is shown below:

	Consolidated
	Balance at 12.31.2020	Remeasurement / new contracts	Payment of principal and interest	Interest expenses	Foreign exchange gains and losses	Cumulative translation adjustment	Transfers	Balance at 09.30.2021
Brazil	22,556	2,930	(6,182)	928	539	−	105	20,876
Abroad	89,954	22,444	(17,141)	3,896	4,350	125	(93)	103,535
Total	112,510	25,374	(23,323)	4,824	4,889	125	12	124,411

As of September 30, 2021, the value of the lease liability of Petrobras Parent Company is R$ 137,118 (R$ 121,288 on December 31, 2020), including leases and sub-leases with investees, mainly vessels with PNBV and Transpetro.

The nominal flow (not discounted) without considering future inflation projected in the lease contract flows, by maturity, is shown below:

	Consolidated
Nominal Future Payments	2021	2022	2023	2024	2025	2026 onwards	Total
Balance at September 30, 2021	9,670	27,209	20,180	14,683	11,569	85,795	169,106
Balance at December 31, 2020	29,915	22,400	15,054	11,697	9,481	62,276	150,823

Payments in certain lease agreements vary due to changes in facts or circumstances occurring after their inception other than the passage of time. Such payments are not included in the measurement of the lease obligations. Variable lease payments in the period from January to September 2021 amounted to R$ 3,229, representing 14% in relation to fixed payments (R$ 2,792 and 13% in the same period of 2020).

In the period from January to September 2021, the Company recognized lease expenses in the amount of R$ 392 relating to short-term leases (R$ 491 in the same period of 2020).

At September 30, 2021, the nominal amounts of lease agreements for which the lease term has not commenced, as they relate to assets under construction or not yet available for use, is R$ 381,994 (R$ 350,299 at December 31, 2020). The increase in the period corresponds to new contractual commitment, including another floating production unit.

54

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

The sensitivity analysis of financial instruments subject to exchange variation is presented in note 29.3.

27	Equity
27.1	Share capital (net of share issuance costs)

As of September 30, 2021, subscribed and fully paid share capital, net of issuance costs, was R$ 205,432, represented by 7,442,454,142 common shares and 5,602,042,788 preferred shares, all of which are registered, book-entry shares with no par value.

Preferred shares have priority on returns of capital, do not grant any voting rights and are non-convertible into common shares.

There are treasury shares, constituted since 2018, with 222,760 common shares and 72,909 preferred shares.

27.2	Distributions to shareholders

On April 14, 2021, the Annual General Shareholders Meeting approved the dividends for the year 2020, in the amount of R$ 10,272, corresponding to R$ 0.787446 per common and preferred share in circulation. Therefore, the additional dividends proposed to ordinary shareholders in the amount of R$ 5,861 were reclassified from Shareholders’ Equity to liabilities on the date of approval.

On April 29, 2021, dividends were paid in the amount of R$ 10,342 (R$ 0.792834 per common and preferred share outstanding) with the restatement by the variation of the Selic rate from December 31, 2020 until the payment date.

On August 4, 2021, the Board of Directors approved the payment of advance remuneration to shareholders for the year 2021 in the total amount of R$31,600, equivalent to R$2.422533 per common and preferred share , divided into two installments, as shown in the table below:

					Amount of installment per type of share
Installments	Share position date	Date of payment	Amount per share common and preferred (R$)	Total amount of installments	Common shares	Preferred shares
First installment - dividends	08.16.2021	08.25.2021	1.609911	21,000	11,981	9,019
Second installment (*)	12.01.2021	12.15.2021	0.812622	10,600	6,048	4,552
			2.422533	31,600	18,029	13,571

(*) The form of distribution of the 2nd installment will be defined by the Executive Board at a future date (dividends or interest on equity).

On September 30, 2021, the remuneration to the shareholders of the parent company in current liabilities is R$ 10,600 (R$ 10,607 in the consolidated), representing the second installment of the advance payment of dividends approved on August 4, 2021 by the Board of Directors.

The prepaid amounts will be monetarily restated in accordance with the variation of the SELIC rate, from the effective payment date until the end of the referred fiscal year and will be discounted from the mandatory minimum dividends, including for purposes of payment of priority minimum dividends on preferred shares.

27.3	Earnings per share
		Consolidated and Parent Company
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Basic and diluted numerator - Net income (loss) attributable to shareholders of Petrobras attributed equally between share classes
Net income (loss) of the period
Common	17,768	42,884	(882)	(30,114)
Preferred	13,374	32,280	(664)	(22,668)
	31,142	75,164	(1,546)	(52,782)

Basic and diluted denominator - Weighted average number of shares outstanding
Common	7,442,231,382	7,442,231,382	7,442,231,382	7,442,231,382
Preferred	5,601,969,879	5,601,969,879	5,601,969,879	5,601,969,879
	13,044,201,261	13,044,201,261	13,044,201,261	13,044,201,261

Basic and diluted net income (loss) per share (R$ per share)
Common	2.39	5.76	(0.12)	(4.05)
Preferred	2.39	5.76	(0.12)	(4.05)

Basic earnings per share are calculated by dividing the net income (loss) attributable to shareholders of Petrobras by the weighted average number of outstanding shares during the period.

55

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Diluted earnings (losses) per share are calculated by adjusting the net income (loss) and the weighted average number of outstanding shares during the period taking into account the effects of all dilutive potential shares (equity instrument or contractual arrangements that are convertible into shares).

Basic and diluted earnings (losses) are identical as the Company has no potential shares in issue.

28	Fair value of financial assets and liabilities
	Fair value measured based on
	Level I	Level II	Level III	Total fair value recorded
Assets
Marketable securities	2,920	−	−	2,920
Foreign currency derivatives	−	227	−	227
Interest rate derivatives	−	11	−	11
Balance at September 30, 2021	2,920	238	−	3,158
Balance at December 31, 2020	3,388	591	−	3,979

Liabilities
Foreign currency derivatives	−	(1,621)	−	(1,621)
Commodity derivatives	(80)	(2)	−	(82)
Balance at September 30, 2021	(80)	(1,623)	−	(1,703)
Balance at December 31, 2020	(51)	(1,402)	−	(1,453)

The estimated fair value for the company's financing, calculated at current market rates, is set out in note 25.

Certain receivables are classified as fair value through profit or loss, as presented in note 9.

The fair values of cash and cash equivalents, short-term debt and other financial assets and liabilities are equivalent or do not differ significantly from their carrying amounts.

29	Risk management
29.1	Derivative financial instruments

A summary of the positions of the derivative financial instruments held by the Company and recognized in other current assets and liabilities as of September 30, 2021 , as well as the amounts recognized in the statement of income and other comprehensive income and the guarantees given is set out as follows:

	Statement of Financial Position
	Notional value		Fair value Asset Position (Liability)		Maturity
	09.30.2021	12.31.2020	09.30.2021	12.31.2020
Derivatives not designated for hedge accounting
Future contracts (*)	(3,506)	(240)	(80)	(51)
Long position/Crude oil and oil products	852	3,927	−	−	2021
Short position/ Crude oil and oil products	(4,358)	(4,167)	−	−	2021
Options contracts	(7)	−	(2)	−
Long position/Soy oil (**)	(12)	−	(1)	−	2021
Short position/ Soy oil (**)	5	−	(1)	−	2021
Options contracts
Long position (Reais/dollars) (***)	US$ (17)	−	(1)	−	2021
Short position(Reais/dollars) (***)	US$ 7	−	-	−	2021
Forward contracts
Long position/Foreign currency(pound sterling/dollars) (***)	-	Pound sterling 354	−	121	-
SWAP
Foreign currency - cross currency swap (***)	Pound sterling 615	Pound sterling 615	226	227	2026
Foreign currency - cross currency swap (***)	Pound sterling 600	Pound sterling 600	(399)	(134)	2034
Swap – IPCA inflation	3,008	3,008	11	243	2029/2034
Foreign currency - cross currency swap (***)	US$ 729	US$ 729	(1,220)	(1,268)	2024/2029
Total recognized in the Statement of Income			(1,464)	(862)
(*) Notional value in thousands of bbl.
(**) Notional value in thousands of tons (PBIO operations).
(***) Amounts in dollars and pound sterlings are presented in million.

56

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

			Gains/ (losses) recognized in the statement of income
		2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Commodity derivatives
Crude oil - 29.2 (a)			(259)	(2,847)
Other operations- 29.2 (b)	(70)	(294)	2	907
Recognized in Other Income and Expenses	(70)	(294)	(257)	(1,940)
Currency derivatives		483
Swap Pounds Sterling x Dollar - 29.3 (b)	(481)	(482)	591	(701)
NDF – Euro x Dollar - 29.3 (b)	−	−	−	(48)
NDF – Pounds Sterling x Dollar - 29.3 (b)	−	45	72	(23)
Swap CDI x Dollar - 29.3 (c)	(293)	4	(140)	(1,567)
Others	1	3	(1)	(8)
	(773)	(430)	522	(2,347)
Interest rate derivatives
Swap - CDI X IPCA	(143)	(201)	(45)	(90)
	(143)	(201)	(45)	(90)
Cash flow hedge on exports (*)	(5,396)	(17,823)	(6,147)	(18,174)
Recognized in Net finance income (expense)	(6,312)	(18,454)	(5,670)	(20,611)
Total	(6,382)	(18,748)	(5,927)	(22,551)
(*)As presented in note 29.3.

	Gains/ (losses) recognized in other comprehensive income
		2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Cash flow hedge on exports (*)	(20,332)	4,288	(1,513)	(103,926)

(*)As presented in note 29.3.

	Guarantees given (received) as collateral
	09.30.2021	12.31.2020
Commodity derivatives	258	69
Currency derivatives	(141)	403
	117	472

A sensitivity analysis of the derivative financial instruments for the different types of market risks as of September 30, 2021 is set out as follows:

		Consolidated
Financial Instruments	Risco	Probable Scenario	Reasonably possible Scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Derivatives not designated for hedge accounting
Future and Swap contracts	Crude oil and oil products - price changes	−	(310)	(620)
Options	Soy oil - price changes	(2)	(3)	(4)
Options	Exchange rate – Depreciation of the Real compared to USD	(1)	(1)	(2)
		(3)	(314)	(626)

The probable scenario uses references external to the Company, widely used in the pricing of cargo in the oil, oil products and natural gas market, which take into account the closing price of the asset on September 30, 2021, and therefore, it is considered that there is no variation in the result of open operations in this scenario. The possible and remote scenarios reflect the potential effect on the result of outstanding transactions, considering a variation in the closing price of 25% and 50%, respectively. To simulate the most unfavorable scenarios, the variation was applied to each product group according to the position of open operations: price drop for long positions and high for short positions.

29.2	Risk management of crude oil and oil products prices

Petrobras prefers exposure to the price cycle to the systematic protection of transactions for the purchase or sale of goods, whose objective is to meet its operating needs, using derivative financial instruments. However, subject to the analysis of the business environment and the prospects for carrying out the Strategic Plan, the execution of an occasional protection strategy with derivatives may be applicable.

57

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

a) Oil

In March 2020, in order to preserve the Company's liquidity, Petrobras approved a protection strategy for systemic oil operations in order to protect the revenue flows from these transactions against uncertainties in the prices of exports of oil cargoes already loaded, but not priced, due to the high volatility of the economic context, generated both by the effects arising from the drop in oil prices, and by the effects of the COVID-19 pandemic on the world consumption of oil and derivatives.

As a result of this strategy, as of April 2020, forward (swap) and futures operations were carried out. Forward transactions (swaps) do not require an initial disbursement, while future transactions require margin deposits, depending on the contracted volume.

b) Other commodity derivative transactions

Petrobras, using its assets, positions and proprietary and market knowledge from its operations in Brazil and abroad, seeks to capture market opportunities through the purchase and sale of oil and oil products, which can occasionally be optimized with the use of commodity derivative instruments to manage price risk in a safe and controlled manner.

29.3	Foreign exchange risk management

a) Cash Flow Hedge involving the Company’s future exports

The carrying amounts, the fair value as of September 30, 2021, and a schedule of expected reclassifications to the statement of income of cumulative losses recognized in other comprehensive income (shareholders’ equity) based on a US$ 1.00 / R$ 5.4394 exchange rate are set out below:

				Present value of hedging instrument at 09.30.2021
Hedging Instrument	Hedged Transactions	Nature of the Risk	Maturity Date	US$ million	R$
Foreign exchange gains and losses on proportion of non-derivative financial instruments cash flows	Foreign exchange gains and losses of highly probable future monthly exports revenues	Foreign Currency – Real vs U.S. Dollar Spot Rate	From oct/2021 to sep/2031	60,292	327,955

Changes in the present value of hedging instrument	US$ million	R$
Amounts designated as of December 31, 2020	61,502	319,608
Additional hedging relationships designated, designations revoked and hedging instruments re-designated	20,171	108,627
Exports affecting the statement of income	(10,896)	(57,970)
Principal repayments / amortization	(10,485)	(55,770)
Foreign exchange variation	−	13,460
Amount on September 30, 2021	60,292	327,955
Nominal value of hedging instrument (finance debt and lease liability) on September 30, 2021	66,237	360,290

.

According to the 2021-2025 Strategic Plan, there was an increase in expected exports and consequently in highly probable future exports, but not in an amount equal to or greater than the finance debt and lease liabilities subject to designation as hedge instruments. As a result, on September 30, 2021, the exchange exposure (Dollar x Real) was maintained throughout the year 2020, ending the period with passive exchange exposure, as shown in table 29.3 c - Sensitivity analysis of financial instruments subject to exchange variation.

In the period from January to September 2021, the Company recognized a R$ 76 gain within foreign exchange gains (losses) due to ineffectiveness (a R$ 5 loss in the same period of 2020).

The average ratio of future exports for which cash flow hedge accounting was designated to the highly probable future exports is 100%.

A roll-forward schedule of cumulative foreign exchange recognized in other comprehensive income as of September 30, 2021 is set out below:

58

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

	Exchange rate	Tax effect	Total
Balance at January 1,2020	(51,486)	17,506	(33,980)
Recognized in shareholders' equity	(99,467)	33,819	(65,648)
Reclassified to the statement of income - occurred exports	21,754	(7,395)	14,359
Reclassified to the statement of income - exports no longer expected or not occurred	2,554	(868)	1,686
Balance at December 31, 2020	(126,645)	43,062	(83,583)
Recognized in shareholders' equity	(13,536)	4,602	(8,934)
Reclassified to the statement of income - occurred exports	17,823	(6,060)	11,763
Balance at September 30, 2021	(122,358)	41,604	(80,754)

Changes in expectations of realization of export prices and volumes in future reviews of business plans may determine the need for additional reclassifications of accumulated exchange variation in shareholders' equity to the statement of income. A sensitivity analysis with an average Brent oil price lower in US$ 10/barrel than considered in the last revision of the Strategic Plan 2021-2025, would indicate the need to reclassify the deferred exchange variation from the shareholders’ equity to the statement of income in the amount of R$ 18.

A schedule of expected reclassification of cumulative foreign exchange recognized in other comprehensive income to the statement of income as of September 30, 2021 is set out below:

	Consolidated
	2021	2022	2023	2024	2025	2026	2027	2028 to 2030	Total
Expected realization	(6,630)	(27,243)	(22,391)	(17,295)	(12,021)	(10,577)	(10,901)	(15,300)	(122,358)

b) Information on ongoing contracts

As of September 30, 2021, the company has outstanding swap contracts - IPCA x CDI and CDI x Dollar, swap - Pound sterling x Dollar and Non Deliverable Forward (NDF) - Pound x Dollar.

Swap contracts – IPCA x CDI and CDI x Dollar

Changes in future interest rate curves (CDI) may have an impact on the Company's results, due to the market value of these swap contracts. The value of the shock on the curve was defined as a function of the average maturity of the swaps, and is approximately 25% of the future rate of the average maturity. A sensitivity analysis on CDI with a constant increase (parallel shock) all other variables remaining constant, would result in the following impacts:

Sensitivity analysis	Result
Constant increase of 300 basis points	(31)
Constant decrease of 300 basis points	111

For more information about such agreements, please see the note 38.3 of Petrobras financial statements of December 31, 2020.

c)Sensitivity analysis for foreign exchange risk on financial instruments

The scenario considered probable is referenced by an external source, Focus and Thomson Reuters, based on the exchange rate estimated for the close of the next quarter. In addition to the possible and remote scenarios that consider the appreciation of the quarterly closing exchange rate (risk) by 25% and 50%, respectively, except for the balances of assets and liabilities in foreign currency of foreign subsidiaries, when carried out in a currency equivalent to their respective functional currencies. These analyzes only cover the exchange variation and keep all other variables constant.

59

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Financial Instruments	Exposure at 09.30.2021	Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
Assets	25,979	Dollar/ Real	(1,143)	6,495	12,990
Liabilities	(531,637)		23,399	(132,909)	(265,819)
Exchange rate - Cross currency swap	(3,008)		132	(752)	(1,504)
Cash flow hedge on exports	327,955		(14,434)	81,989	163,977
	(180,711)		7,954	(45,177)	(90,356)
Assets	15	Euro / Real	−	4	8
Liabilities	(136)		4	(34)	(68)
	(121)		4	(30)	(60)
Assets	6,862	Euro / Dollar	125	1,716	3,431
Liabilities	(14,226)		(260)	(3,557)	(7,113)
	(7,364)		(135)	(1,841)	(3,682)
Assets	13	Pound sterling/ Real	−	3	7
Liabilities	(120)		2	(30)	(60)
	(107)		2	(27)	(53)
Assets	10,257	Pound sterling / Dollar	250	2,564	5,129
Liabilities	(20,309)		(494)	(5,077)	(10,155)
Exchange rate - Cross currency swap	8,905		217	2,226	4,453
	(1,147)		(27)	(287)	(573)
Total	(189,450)		7,798	(47,362)	(94,724)

(*) At September 30, 2021, the probable scenario was computed based on the following risks: Real x U.S. Dollar - a 4% appreciation of the Real; Euro x U.S. Dollar: a 1.9% appreciation of the Euro; Pound Sterling x U.S. Dollar: a 2.55% appreciation of the Pound Sterling; Real x Euro: a 2.6% appreciation of the Real; and Real x Pound Sterling - a 2% appreciation of the Real. Source: Focus and Thomson Reuters.

29.4	Interest rate risk management

The company preferably does not use derivative financial instruments to manage exposure to fluctuations in interest rates, as they do not have significant impacts, except in specific situations presented by Petrobras subsidiaries.

The interest rate risk sensitivity analysis is performed for a 12-month horizon. The values referring to the possible and remote scenarios mean the total floating interest expense if there is a variation of 25% and 50% in these interest rates, respectively, keeping all other variables constant.

The table below shows, in the probable scenario, the amount to be disbursed by Petrobras with the payment of interest referring to debts with floating interest rates on September 30, 2021.

	Consolidated
Risk	Probable Scenario (*)	Reasonably possible scenario (∆ of 25%)	Remote Scenario (∆ of 50%)
LIBOR 1M	−	−	−
LIBOR 3M	8	10	12
LIBOR 6M	1,777	1,989	2,202
CDI	551	689	827
TJLP	299	374	449
IPCA	419	524	629
	3,054	3,586	4,119
(*) The probable scenario was calculated considering the quotations of currencies and floating rates to which the debts are indexed.

29.5	Liquidity risk

The company regularly assesses market conditions and may carry out repurchase transactions of its securities or its subsidiaries in the international capital market, by various means, including repurchase offers, bond redemptions and/or open market operations, provided they are in line with the company's liability management strategy, which aims to improve the amortization profile and the cost of debt.

30	Related-party transactions

The Company has a related-party transactions policy, which is annually revised and approved by the Board of Directors, and is applicable to all the Petrobras Group, in accordance with the Company’s by-laws.

60

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.1	Transactions with entities of Petrobras group (Parent)

	09.30.2021			12.31.2020
	Current	Non-current	Total	Current	Non-current	Total
Assets
Trade and other receivables
Trade and other receivables, mainly from sales	13,953	−	13,953	14,992	−	14,992
Dividends receivable	93	−	93	1,134	−	1,134
Amounts related to construction of natural gas pipeline	−	704	704	−	564	564
Other operations	1,300	370	1,670	430	632	1,062
Advances to suppliers	16	1,308	1,324	12	1,275	1,287
Total	15,362	2,382	17,744	16,568	2,471	19,039
Liabilities
Lease liabilities (*)	(2,674)	(6,552)	(9,226)	(2,517)	(3,097)	(5,614)
Prepayment of exports	(88,640)	(280,223)	(368,863)	(54,871)	(302,601)	(357,472)
Accounts payable to suppliers	(12,319)	−	(12,319)	(55,931)	−	(55,931)
Purchases of crude oil, oil products and others	(8,735)	−	(8,735)	(53,526)	−	(53,526)
Affreightment of platforms	(877)	−	(877)	(624)	−	(624)
Advances from clients	(2,674)	−	(2,674)	(1,745)	−	(1,745)
Other operations	(33)	−	(33)	(36)	−	(36)
Total	(103,633)	(286,775)	(390,408)	(113,319)	(305,698)	(419,017)

(*) Includes amounts referring to lease and sub-lease transactions between investees required by IFRS 16.

	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Result
Revenues, mainly sales revenues	61,926	174,004	41,336	114,632
Foreign exchange and inflation indexation charges, net (**)	(12,631)	(20,663)	(13,179)	(67,525)
Finance income (expenses), net (**)	(5,697)	(16,881)	(7,853)	(22,933)
Total	43,598	136,460	20,304	24,174
(**)Includes the amounts of R$ 132 of foreign exchange variation loss and R$ 391 of financial expenses related to leasing and sub-lease operations required by IFRS 16.

30.2	Non-standardized credit rights investment fund (FIDC-NP)

The parent company maintains funds invested in the FIDC-NP that are mainly used for the acquisition of performing and / or non-performing credit rights for operations carried out by affiliates. The amounts invested are recorded in accounts receivable.

Assignments of credit rights, performed and not performed, are recorded as financing in current liabilities.

	Parent Company
	09.30.2021	12.31.2020
Accounts receivable, net	59,210	10,121
Credit rights assignments	(39,595)	(10,580)

	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Financial Income FIDC-NP	656	1,039	397	1,625
Financial Expenses FIDC-NP	(414)	(734)	(367)	(1,680)
Net finance income (expense)	242	305	30	(55)

30.3	Guarantees

Petrobras has the procedure of granting guarantees to its equity interests for some financial operations carried out in Brazil and abroad. As a result of the early debt settlement strategy throughout the year, the financial transactions carried out by these equity interests and guaranteed by Petrobras have a balance of R$159,855 to be settled on September 30, 2021 (R$213,834 on December 31, 2020).

The guarantees offered by Petrobras, mainly non-remunerated fiduciary, are made based on contractual clauses that support the financial transactions between the subsidiaries/controlled companies and third parties, guaranteeing the assumption of compliance with a third party obligation, if the original debtor does not do so.

The financial transactions carried out by the subsidiaries and guaranteed by Petrobras are presented in Note 39.6 of Petrobras' financial statements as of December 31, 2020.

61

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

30.4	Investments in debt securities of subsidiaries

The debt securities of PGF and CDMPI in the amount of R$5,613, held by a subsidiary of PIB BV directly or through an investment fund abroad, were settled in the 2nd quarter of 2021. The balance of these securities on December 31, 2020 was R$5,368.

30.5	Transactions with joint ventures, associates, government entities and pension plans

The company does, and expects to continue to do, business in the normal course of various transactions with its joint ventures, affiliates, pension funds, as well as with its controlling shareholder, the Brazilian federal government, which includes transactions with banks and other entities under its control, such as financing and banking services, asset management and others.

Significant transactions resulted in the following balances:

		Consolidated
	09.30.2021		12.31.2020
	Asset	Liability	Asset	Liability
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	−	−	1,020	205
Natural Gas Transportation Companies	−	−	383	994
State-controlled gas distributors (joint ventures)	1,257	200	1,170	355
Petrochemical companies (associates)	208	207	88	46
Other associates and joint ventures	734	144	789	624
Subtotal	2,199	551	3,450	2,224
Brazilian government
Government bonds	7,980	−	8,483	−
Banks controlled by the Brazilian Government	45,975	8,089	39,892	19,266
Receivables from the Electricity sector	76	2	1,064	−
Petroleum and alcohol account - receivables from the Brazilian Government (note 9.1)	2,703	−	2,503	−
Brazilian Federal Government – dividends	10	3,040	9	−
Others	28	138	201	238
Subtotal	56,772	11,269	52,152	19,504
Pension plans	384	161	268	339
Total	59,355	11,981	55,870	22,067
Current assets	12,985	5,542	13,841	6,366
Non-current assets	46,370	6,439	42,029	15,701

The effect on the result of significant transactions is presented below:

		Consolidated
	2021		2020
	Jul-Sep	Jan-Sep	Jul-Sep	Jan-Sep
Joint ventures and associates
Petrobras Distribuidora (BR), currently Vibra Energia	26,861	67,753	15,415	40,004
Natural Gas Transportation Companies	(301)	(1,957)	(1,474)	(6,232)
State-controlled gas distributors (joint ventures)	3,579	9,136	1,907	6,441
Petrochemical companies (associates)	5,394	13,954	3,898	10,667
Other associates and joint ventures	798	1,439	697	659
Subtotal	36,331	90,325	20,443	51,539
Brazilian government
Government bonds	94	198	29	137
Banks controlled by the Brazilian Government	(244)	(752)	263	(1,348)
Receivables from the Electricity sector	78	674	64	178
Petroleum and alcohol account - receivables from the Brazilian Government	78	200	3	13
Federal Government (Dividends)	20	−	(2)	(17)
Empresa Brasileira de Administração de Petróleo e Gás Natural – Pré-Sal Petróleo S,A, – PPSA	(73)	(435)	(334)	(540)
Others	(157)	(331)	43	(5)
Subtotal	(204)	(446)	66	(1,582)
Pension plans	−	−	(950)	(950)
Total	36,127	89,879	19,559	49,007

Revenues, mainly sales revenues	36,824	93,842	21,882	59,649
Purchases and services	(317)	(2,961)	(2,063)	(8,522)
Operating income and expense	(214)	(1,002)	(544)	(950)
Foreign exchange and inflation indexation charges, net	(148)	(396)	198	(1,109)
Finance income (expenses), net	(18)	396	86	(61)
Total	36,127	89,879	19,559	49,007

The liability with pension plans of the Company's employees and managed by Fundação Petros, which includes debt instruments, is presented in note 13.

62

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

Petrobras on agreement with Amazonas Energia

On April 7, 2021, Petrobras signed, together with its indirect subsidiaries Breitener Tambaqui SA and Breitener Jaraqui SA, a court agreement to receive amounts litigated by them against Amazonas Energia S/A (debtor) and Centrais Elétricas Brasileiras SA – Eletrobras (jointly liable), in the approximate amount of R$436, referring to 7 lawsuits, which will be suspended until the full settlement of the negotiated credits. The amount will be settled by the debtor in 60 installments, calculated by the constant amortization system - SAC, updated based on 124.75% of the CDI, until its full settlement.

The signing of the agreement generated a positive effect on Petrobras' consolidated result in the 2nd quarter of 2021 of R$ 328, net of tax effects.

30.6	Compensation of key management personnel

The total remuneration of the members of the Board of Directors and Executive Board of Petrobras Holding are based on the guidelines established by the Secretariat for Coordination and Governance of State Companies - SEST, of the Ministry of Economy, and by the Ministry of Mines and Energy and are presented as follows:

Parent Company

	Jan-Sep/2021			Jan-Sep/2020
	Officers	Board Members	Total	Officers	Board Members	Total
Wages and short-term benefits	10.4	0.5	10.9	9.7	0.5	10.2
Social security and other employee-related taxes	2.6	0.1	2.7	2.4	0.1	2.5
Post-employment benefits (pension plan)	0.8	−	0.8	0.7	−	0.7
Benefits due to termination of tenure	2.9	−	2.9	0.5	−	0.5
Total compensation recognized in the statement of income	16.7	0.6	17.3	13.3	0.6	13.9
Total compensation paid (*)	29.4	0.6	30.0	13.3	0.6	13.9
Average number of members in the period (**)	9.00	10.44	19.44	9.00	9.44	18.44
Average number of paid members in the period (***)	9.00	4.89	13.89	9.00	4.33	13.33

(*) Includes the PPP for Administrators in the Executive Board. (**) Monthly average number of members.
(***) Monthly average number of paid members.

In the period from January to September of 2021, the consolidated expense with the total compensation of the company's officers and directors totaled R$ 50.69 (R$ 43.7 in the period from January to September of 2020).

On April 14, 2021, the Annual General Meeting set the remuneration of the managers (Executive Board and Board of Directors) at up to R$ 47.06 as the global limit of remuneration to be paid in the period between April 2021 and March 2022.

The compensation of the members of the Advisory Committees to the Board of Directors must be considered apart from the overall compensation limit set for the administrators, that is, the amounts received are not classified as compensation for the administrators.

The members of the Board of Directors who participate in the Statutory Audit Committee waive the remuneration of the Board of Directors, as established in art. 38, § 8 of Decree No. 8.945, of December 27, 2016, and they were entitled to a total remuneration of R$ 2,079 thousand in the period from January to September 2021 (R$ 2,446.4 thousand, considering the social charges). In the period from January to September 2020, the remuneration accumulated in the period was R$1,641 thousand (R$1,969 thousand, considering social charges).

.

31	Supplemental information on statement of cash flows
	Consolidated
	2021	2020
	Jan-Sep	Jan-Sep
Amounts paid/received during the period
Withholding income tax paid on behalf of third-parties	2,925	2,703
Capital expenditures and financing activities not involving cash
Lease	27,799	12,354
Provision/(reversals) for decommissioning costs	1	64
Use of tax credits and judicial deposits to pay the contingency	2,826	3
Intangible asset received by assumption of participation	520	−

63

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

32	Subsequent events

Completion of obligations set forth in agreement with the U.S. Department of Justice - DoJ

On September 27, 2018, Petrobras announced the closing of agreements to close the investigations by the Securities and Exchange Commission - SEC and the US Department of Justice - DoJ, related to the company's internal controls, accounting records and financial statements, during the period from 2003 to 2012.

Petrobras has completed the obligations provided for in the agreement signed with the DoJ, including the evolution of its integrity program and the submission of information during the three-year agreement, which was fully complied with and, therefore, terminated.

Environmental Claims Agreement

On October 8, 2021, Petrobras signed an agreement relating to three public civil actions that set out environmental damages arising from the leakage of the Santa Catarina - Paraná (OSPAR) pipeline on July 16, 2000, in Araucária city in the state of Paraná. As of September 30, 2021, the values related to public civil actions are classified as probable loss and recorded in the financial statements, as set out in note 14.1.

The value of the agreement is R$ 1.4 billion, to be paid in four quarterly installments, from its signature and judicial approval. The effectiveness of the agreement is subject to approval by the Federal Regional Court of 4th Region.

Agreement with National Agency of Petroleum, Natural Gas and Biofuels (ANP)

In October 2021, the Executive Board and the Board of Directors of Petrobras approved the proposal for the execution of an Agreement between Petrobras and the ANP related to the collection of royalties on the operation of the Shale Industrialization Unit (SIX), located in São Mateus do Sul/PR.

On October 21, 2021, the terms of the Agreement were approved by the collegiate board of the ANP, contemplating the payment of the amount of R$ 565 whose liability is provisioned in the company's financial statements on September 30, 2021.

The payment will be paid in 60 installments from the execution of the Agreement and will result in the termination of all legal and administrative proceedings related to the collection of royalties and administrative fines arising from the mining of oil shale carried out at SIX, as well as in the execution of a concession agreement between Petrobras and ANP to regulate shale research and mining in the SIX. The terms of the Agreement, as well as the draft of the concession agreement, will be submitted to public consultation and hearing by the ANP.

Anticipation of shareholder remuneration

On October 28, 2021, the Board of Directors approved the additional distribution of remuneration to shareholders in the total amount of R$31,800, equivalent to R$2.437865 per common and preferred share, to be paid in December 15, 2021, together with the 2nd installment, approved on August 4, 2021, as shown in the table below:

						Amount of installment by type of share
Installment	Date of approval Board of Directors	Share position date	Date of payment	Amount per share common and preferred (R$)	Total amount of the installments	Common shares	Preferred shares
Third installment (*)	10.28.2021	12.01.2021	12.15.2021	2.437865	31,800	18,143	13,657

(*) The form of distribution of the 3rd installment will be defined by the Executive Board at a future date (dividends or interest on shareholders’ equity).

64

NOTES TO THE FINANCIAL STATEMENTS

PETROBRAS

This interim financial information should be read together with the Company’s audited annual financial statements

(Expressed in millions of reais, unless otherwise indicated)

33.	Correlation between the explanatory notes of December 31, 2020 and the ones of September 30, 2021
	Number of notes
Notes to the Financial Statements	Annual for 2020	Quarterly information for 3Q-21
Basis of preparation and presentation of financial statements	2	1
Summary of significant accounting policies	3	2
Cash and cash equivalents and Marketable securities	8	3
Sales revenues	9	4
Costs and Expenses by nature	10	5
Other income and expenses	11	6
Net finance income (expense)	12	7
Segment information – Statement of Income	13	8
Trade and other receivables	14	9
Inventories	15	10
Taxes	17	11
Short-term benefits	18	12
Employee benefits (Post-Employment)	19	13
Provisions for legal proceedings	20	14
Provision for decommissioning costs	21	15
The “Lava Jato (Car Wash) investigation” and its effects on the Company	23	16
Property, plant and equipment	25	17
Intangible assets	26	18
Impairment	27	19
Exploration and evaluation of oil and gas reserves	28	20
Collateral for crude oil exploration concession agreements	29	21
Investments	31	22
Disposal of Assets and other changes in organizational structure	32	23
Segment information – Asset	33	24
Finance debt	34	25
Leases	35	26
Equity	36	27
Fair value of financial assets and liabilities	37	28
Risk management	38	29
Related-party transactions	39	30
Supplemental information on statement of cash flows	40	31
Subsequent events	41	32

The notes to the annual report 2020 that were suppressed in the interim financial statements of September 30, 2021 because they do not have significant changes and / or may not be applicable to interim financial information are:

Notes to the Financial Statements	Number of notes
The Company and its operations	1
Accounting estimates	4
New standards and interpretations	5
Context, resilience measures and impacts caused by COVID-19	6
Capital management	7
Trade payables	16
Other assets and liabilities	22
Commitment to purchase natural gas	24
Partnerships in exploration and production activities	30

65

STATEMENT OF DIRECTORS ON INTERIM ACCOUNTING INFORMATION AND REPORT ON THE REVIEW OF QUARTERLY INFORMATION

PETROBRAS

In compliance with the provisions of items V and VI of article 25 of CVM Instruction 480, of December 7, 2009, the chief executive officer and directors of Petróleo Brasileiro S.A. - Petrobras, a publicly-held corporation, headquartered at Avenida República do Chile, 65, Rio de Janeiro, RJ, registered with the CNPJ under nº 33.000.167 / 0001-01, declare that the financial statements were prepared in accordance with the law or the bylaws and that:

(i)reviewed, discussed and agreed with the Interim Financial Statements of Petrobras for the period ended on September 30, 2021;

(ii) reviewed, discussed and agreed with the opinions expressed in the report of KPMG Auditores Independentes regarding the Interim Financial Statements of Petrobras for the period ended on September 30, 2021.

Rio de Janeiro, October 28, 2021.

Joaquim Silva e Luna	Rodrigo Araujo Alves

Chief Executive Officer	Chief Financial and Investor Relations Officer

Rodrigo Costa Lima e Silva	Fernando Assumpção Borges

Chief Refining and Natural Gas Executive Officer	Chief Exploration and Production Executive Officer

Cláudio Rogério Linassi Mastella	Roberto Furian Ardenghy

Chief Logistics and Trade Executive Officer	Chief Institutional Relations and Sustainability Executive Officer

João Henrique Rittershaussen	Salvador Dahan

Chief Production Development Executive Officer	Chief Governance and Compliance Executive Officer

Nicolás Simone

Chief Digital Transformation and Innovation Officer

66

KPMG Auditores Independentes

Rua do Passeio, 38 - Setor 2 - 17º andar - Centro

20021-290 - Rio de Janeiro/RJ - Brasil

Caixa Postal 2888 - CEP 20001-970 - Rio de Janeiro/RJ - Brasil

Telefone +55 (21) 2207-9400, Fax +55 (21) 2207-9000

www.kpmg.com.br

Report on the review of quarterly information - ITR

(A free translation of the original report in Portuguese, as filed with the Brazilian Securities and Exchange Commission (CVM), prepared in accordance with the accounting practices adopted in Brazil, rules of the CVM and of the International Financial Reporting Standards - IFRS)

To the Board of Directors and Shareholders of

Petróleo Brasileiro S.A. - Petrobras

Rio de Janeiro - RJ

Introduction

We have reviewed the interim accounting information, individual and consolidated, of Petróleo Brasileiro S.A. - Petrobras (“the Company”), identified as Parent Company and Consolidated, respectively, included in the quarterly information form - ITR for the quarter ended September 30, 2021, which comprises the balance sheet as of September 30, 2021 and the respective statements of income and comprehensive income for the three and nine months periods then ended, and statements of changes in shareholders' equity and of cash flows for the nine-months period then ended, including the explanatory notes.

The Company`s Management is responsible for the preparation of these interim accounting information in accordance with the CPC 21(R1) and the IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as the presentation of these information in accordance with the standards issued by the Brazilian Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Our responsibility is to express our conclusion on this interim accounting information based on our review.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

67

Scope of the review

We conducted our review in accordance with Brazilian and International Interim Information Review Standards (NBC TR 2410 - Revisão de Informações Intermediárias Executada pelo Auditor da Entidade and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries primarily of the management responsible for financial and accounting matters and applying analytical procedures and other review procedures. The scope of a review is significantly less than an audit conducted in accordance with auditing standards and, accordingly, it did not enable us to obtain assurance that we were aware of all the material matters that would have been identified in an audit. Therefore, we do not express an audit opinion.

Conclusion on the individual and consolidated interim accounting information

Based on our review, we are not aware of any fact that might lead us to believe that the individual and consolidated interim accounting information included in the aforementioned quarterly information was not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, issued by the IASB, applicable to the preparation of the quarterly review - ITR, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Other matters - Statements of added value

The individual and consolidated statements of value added for the quarter ended June 30, 2021, prepared under the responsibility of the Company's management, and presented as supplementary information for the purposes of IAS 34, were submitted to the same review procedures followed together with the review of the Company's interim financial information. In order to form our conclusion, we evaluated whether these statements were reconciliated to the interim financial information and to the accounting records, as applicable, and whether their form and content are in accordance with the criteria set on Technical Pronouncement CPC 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

Rio de Janeiro, October 28, 2021

KPMG Auditores Independentes

CRC SP-014428/O-6 F-RJ

Original report in Portuguese signed by

Marcelo Gavioli

Accountant CRC 1SP201409/O-1

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.	KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

68

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer